      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2001



                                                      REGISTRATION NO. 333-58302

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO



                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              RENT-A-CENTER, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                      DELAWARE                                             48-1024367
           (State or other jurisdiction of                              (I.R.S. Employer
           incorporation or organization)                            Identification Number)

                       5700 TENNYSON PARKWAY, THIRD FLOOR
                               PLANO, TEXAS 75024
                                 (972) 801-1100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                J. ERNEST TALLEY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       5700 TENNYSON PARKWAY, THIRD FLOOR
                               PLANO, TEXAS 75024
                                 (972) 801-1100
 (Name, address, including zip code, and telephone number, including area code, of Agent for Service)

                                   Copies to:

               THOMAS W. HUGHES, ESQ.                                 BRUCE K. DALLAS, ESQ.
             D. FORREST BRUMBAUGH, ESQ.                               DAVIS POLK & WARDWELL
          WINSTEAD SECHREST & MINICK P.C.                              1600 EL CAMINO REAL
               5400 RENAISSANCE TOWER                                  MENLO PARK, CA 94025
                  1201 ELM STREET                                         (650) 752-2000
                DALLAS, TEXAS 75270
                   (214) 745-5400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE AND THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued May 10, 2001



                                3,200,000 Shares


                           [RENT-A-CENTER, INC. LOGO]
                                  COMMON STOCK

                            ------------------------


RENT-A-CENTER, INC. IS OFFERING 1,000,000 SHARES AND THE SELLING STOCKHOLDERS ARE OFFERING 2,200,000 SHARES.

                            ------------------------

RENT-A-CENTER, INC.'S COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "RCII." ON MAY 9, 2001, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $37.35 PER SHARE.

                            ------------------------


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------
                           PRICE $            A SHARE
                            ------------------------

                                                        UNDERWRITING                      PROCEEDS
                                            PRICE TO    DISCOUNTS AND    PROCEEDS TO     TO SELLING
                                             PUBLIC      COMMISSIONS    RENT-A-CENTER   STOCKHOLDERS
                                           ----------   -------------   -------------   ------------
Per Share................................      $              $               $              $
Total....................................  $                  $               $              $


Rent-A-Center, Inc. and the selling stockholders have granted the underwriters the right to purchase up to an additional 480,000 shares of common stock to cover over-allotments.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
          , 2001.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                 BEAR, STEARNS & CO. INC.
                                 LEHMAN BROTHERS
                                               ROBINSON-HUMPHREY

         , 2001

EDGAR Description of Artwork:


     The inside front cover of the prospectus depicts two pictures with text, one of which is a picture of the outside of a Rent-A-Center store and the other of which depicts the inside of a Rent-A-Center store.


     The picture of the outside of a Rent-A-Center store is offset at the top of the page, with text to its immediate right. The text reads as follows: "We are the largest rent-to-own operator in the United States with an approximate 27% market share based on store count."

     The picture of the inside of the Rent-A-Center store is offset at the bottom of the page, with text to its immediate left. The text reads as follows:
"Our stores offer high quality, durable products such as home electronics, appliances, computers and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period."

     The inside back cover of the prospectus depicts a graphic of the United States and Puerto Rico. There is a blue and red bar on the left side of the page. The bar contains text, which reads as follows: "Rent-A-Center(R) Nationwide Locations."

     The map of the United States depicts locations of company-owned stores in yellow and franchise stores in red.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Special Note Regarding Forward-Looking
  Statements..........................    9
Use of Proceeds.......................   10
Dividend Policy.......................   10
Common Stock Price Range..............   11
Capitalization........................   12
Selected Consolidated Financial and
  Operating Data......................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15



                                        PAGE
                                        ----
Business..............................   27
Management............................   38
Selling Stockholders..................   41
Description of Capital Stock..........   42
Shares Eligible for Future Sale.......   47
Underwriters..........................   48
Legal Matters.........................   51
Experts...............................   51
Where You Can Find More Information...   51
Index to Financial Statements.........  F-1


                            ------------------------

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE AND THE SELLING STOCKHOLDERS ARE OFFERING TO SELL SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us" and "our" means Rent-A-Center, Inc. and our wholly-owned subsidiaries. Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                                 RENT-A-CENTER

OUR BUSINESS


     We are the largest rent-to-own operator in the United States with an approximate 27% market share based on store count. At March 31, 2001, we operated 2,179 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, Inc., is a national franchisor of rent-to-own stores. At March 31, 2001, ColorTyme franchised 356 stores in 42 states, 344 of which operate under the ColorTyme name and 12 stores which operate under the Rent-A-Center name. These franchise stores represent a further 5% market share based on store count.


     Our stores offer high quality, durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise. We estimate that approximately 65% of our business is from repeat customers. We offer well known brands such as Magnavox, Sony and JVC home electronics, Whirlpool appliances, Dell and Compaq computers and Ashley and La-Z-Boy furniture. In 2000, home electronics merchandise generated 40% of contract revenue, 33% was derived from furniture and home furnishing accessories, 17% from appliances and 10% from computers.


     We have demonstrated a strong track record of growth, expanding from 717 owned or franchised stores at December 31, 1996 to 2,535 at March 31, 2001, primarily through acquisitions. Over that same period, we experienced a compounded annual growth rate in sales of 61% and a compounded annual growth rate in earnings per share before non-recurring items of 38%. In 2000, we had total revenues of $1.6 billion, 13.0% growth over 1999, driven primarily by same store sales gains of 12.6%. Earnings per share in 2000 before a non-recurring gain was $2.62, representing 50.6% growth over 1999. We have incurred significant amounts of secured and subordinated debt in connection with our acquisition program. Immediately following the Thorn Americas and Central Rents acquisitions in 1998, our outstanding debt was $895.9 million, of which $703.1 million was outstanding at March 31, 2001.


INDUSTRY BACKGROUND


     According to industry sources and our estimates, the rent-to-own industry consists of approximately 8,000 stores, and provides 7.5 million products to over 3.0 million households. We estimate the six largest rent-to-own industry participants account for 4,300 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 20 stores. The rent-to-own industry is highly fragmented and, due primarily to the decreased availability of traditional financing sources, has experienced, and we believe will continue to experience, increasing consolidation.


STRATEGY


     Our strategy includes:



      -- OPENING NEW STORES AND ACQUIRING EXISTING RENT-TO-OWN STORES -- We intend to expand our business both by opening new stores in targeted markets and by acquiring existing rent-to-own stores.



      -- ENHANCING STORE OPERATIONS -- We continually seek to improve store performance through strategies intended to produce gains in operating efficiency and profitability, including gains in revenues and operating margins in newly acquired stores.



      -- BUILDING OUR NATIONAL BRAND -- We have implemented a strategy to increase our name recognition and enhance our national brand. As a part of a national branding strategy, in April 2000 we launched a national advertising campaign featuring John Madden as our national advertising spokesperson.

                                  THE OFFERING

Common Stock offered by:


  Rent-A-Center..................    1,000,000 shares


  J. Ernest Talley...............    1,700,000 shares

  Mark E. Speese.................      500,000 shares
                                     ---------


          Total..................    3,200,000 shares
                                     ---------
                                     ---------



Common Stock to be outstanding
  after this offering............    26,185,314 shares
                                     ---------
                                     ---------



Use of Proceeds..................    To repay existing indebtedness. See "Use of
                                     Proceeds."


Nasdaq National Market symbol....    RCII


     The above information regarding shares outstanding is as of March 31, 2001 and excludes 10,181,206 shares issuable upon conversion of our outstanding Series A preferred stock at a conversion price of $27.935 per share, and 3,447,020 shares issuable upon the exercise of stock options, with a weighted average exercise price of $25.25, issued under our Long-Term Incentive Plan. We intend to seek stockholder approval to increase the number of shares authorized under our Long-Term Incentive Plan from 6,200,000 shares to 7,900,000 shares at our annual meeting of stockholders on May 15, 2001.



     Based upon our current stock price, we have decided to reduce the number of primary shares we are offering from 2,200,000 shares to 1,000,000 shares.



     The Series A preferred stock contains antidilution provisions that reduce the conversion price if, among other things, we sell common stock at a price to public lower than the average closing price for the previous 15 trading days. The price to public would have to be approximately 26.3% lower than this average closing price for an immediate adjustment to the conversion price to occur as a result of this offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA



     The data for the three years ended December 31, 2000 has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The data as of and for the three months ended March 31, 2000 and 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. Interim period results are not necessarily indicative of results that will be obtained for the full year. In May and August 1998, we completed the acquisitions of Central Rents and Thorn Americas, respectively, both of which affect the comparability of the 1998 historical financial and operating data to the other periods presented.



                                                                               THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              MARCH 31,
                                          ----------------------------------   -------------------
                                            1998        1999         2000        2000       2001
                                          --------   ----------   ----------   --------   --------
                                                                                   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS
Revenues
  Store
    Rentals and fees....................  $711,443   $1,270,885   $1,459,664   $350,320   $393,123
    Merchandise sales...................    41,456       88,516       81,166     27,339     30,759
    Other...............................     7,282        2,177        3,018        492      1,330
  Franchise
    Merchandise sales...................    44,365       49,696       51,769     12,891     13,027
    Royalty income and fees.............     5,170        5,893        5,997      1,484      1,463
                                          --------   ----------   ----------   --------   --------
         Total revenues.................   809,716    1,417,167    1,601,614    392,526    439,702
Operating expenses
  Direct store expenses
    Depreciation of rental
       merchandise......................   164,651      265,486      299,298     71,728     80,812
    Cost of merchandise sold............    32,056       74,027       65,332     22,830     21,555
    Salaries and other expenses.........   423,750      770,572      866,234    208,525    242,219
  Franchise cost of merchandise sold....    42,886       47,914       49,724     12,441     12,494
                                          --------   ----------   ----------   --------   --------
         Total store expenses...........   663,343    1,157,999    1,280,588    315,524    357,080
  General and administrative expenses...    28,715       42,029       48,093     11,475     12,869
  Amortization of intangibles...........    15,345       27,116       28,303      6,975      7,268
  Class action litigation settlements...    11,500           --      (22,383)(1)       --       --
                                          --------   ----------   ----------   --------   --------
         Total operating expenses.......   718,903    1,227,144    1,334,601    333,974    377,217
                                          --------   ----------   ----------   --------   --------
         Operating profit...............    90,813      190,023      267,013     58,552     62,485
Non-recurring financing costs...........     5,018           --           --         --         --
Interest expense........................    39,144       75,673       74,324     19,008     16,510
Interest income.........................    (2,004)        (904)      (1,706)      (257)      (361)
                                          --------   ----------   ----------   --------   --------
         Earnings before income taxes...    48,655      115,254      194,395     39,801     46,336
Income tax expense......................    23,897       55,899       91,368     18,912     21,338
                                          --------   ----------   ----------   --------   --------
         Net earnings...................    24,758       59,355      103,027     20,889     24,998
Preferred dividends.....................     3,954       10,039       10,420      2,554      2,630(2)
                                          --------   ----------   ----------   --------   --------
         Net earnings allocable to
           common stockholders..........  $ 20,804   $   49,316   $   92,607   $ 18,335   $ 22,368
                                          ========   ==========   ==========   ========   ========
Basic earnings per common share.........  $    .84   $     2.04   $     3.79   $    .75   $    .90(2)
Diluted earnings per common share.......  $    .83   $     1.74   $     2.96   $    .61   $    .69
Basic weighted average shares...........    24,698       24,229       24,432     24,311     24,959
Diluted weighted average shares.........    25,103       34,131       34,812     34,236     36,375

                                                                 AS OF MARCH 31, 2001
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(3)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Intangible assets, net(4).................................  $  702,537     $  702,537
  Total assets..............................................   1,511,577      1,511,577
  Total debt................................................     703,135        668,135
  Total liabilities.........................................     885,119        850,119
  Redeemable convertible voting preferred stock, net........     283,888        283,888
  Stockholders' equity......................................     342,570        377,570



                                                            YEAR ENDED           THREE MONTHS ENDED
                                                           DECEMBER 31,              MARCH 31,
                                                      -----------------------    ------------------
                                                      1998     1999     2000            2001
                                                      -----    -----    -----           ----
OPERATING DATA
  Stores open at end of period......................  2,126    2,075    2,158          2,179
  Same store revenue growth(5)......................    8.1%     7.7%    12.6%           8.8%
  Franchise stores open at end of period............    324      365      364            356


------------

(1) Includes the effects of a pre-tax, non-recurring refund of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.


(2) We are in discussions with the SEC staff to determine whether the issuance of in-kind dividends on our Series A preferred stock would be subject to the "beneficial conversion feature" adjustments in EITF 98-5 and EITF 00-27. If adjustments were made, preferred dividends for the three months ended March 31, 2001 would increase by approximately $1.1 million to approximately $3.7 million and basic earnings per share would decrease from $.90 per share to $.85 per share. Adjustments, if any, would be limited to basic earnings per share for the three months ended March 31, 2001 and diluted earnings per share would not be affected.



(3) Gives effect to the sale of 1,000,000 shares of common stock we are offering at an assumed offering price of $37.35 per share, which is the reported last sale price of our common stock as set forth on the cover of this prospectus, and the application of the estimated net proceeds as described under the caption "Use of Proceeds."



(4) Intangible assets represent primarily goodwill, noncompete agreements and franchise network. Goodwill is amortized over 20 to 30 years, noncompete agreements are amortized over two to five years and franchise network is amortized over 10 years. If proposed accounting rules relating to purchase accounting are adopted, we will cease to amortize goodwill but will be required to periodically conduct an impairment review and write down goodwill to the extent of any impairment.



(5) Same store revenue for each period presented includes revenues only of stores open and operated by us throughout the full period and the comparable prior period.

                                  RISK FACTORS


     You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks to our business. However, additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.



WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY, WHICH COULD CAUSE OUR FUTURE EARNINGS TO GROW MORE SLOWLY OR EVEN DECREASE.



     Our growth strategy could place a significant demand on our management and our financial and operational resources. This growth strategy is subject to various risks, including uncertainties regarding the ability to open new stores and our ability to acquire additional stores on favorable terms. We may not be able to continue to identify profitable new store locations or underperforming competitors as we currently anticipate. If we are unable to implement our growth strategy, our earnings may grow more slowly or even decrease.


IF WE FAIL TO EFFECTIVELY MANAGE OUR GROWTH AND INTEGRATE NEW STORES, OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.


     The benefits we anticipate from our growth strategy may not be realized. The addition of new stores, both through store openings and through acquisitions, require the integration of our management philosophies and personnel, standardization of training programs, realization of operating efficiencies and effective coordination of sales and marketing and financial reporting efforts. In addition, acquisitions in general are subject to a number of special risks, including adverse short-term effects on our reported operating results, diversion of management's attention and unanticipated problems or legal liabilities. Further, the opening of a new store is generally dilutive to our earnings for a period of six to nine months following its opening. We cannot assure you that our growth strategy and the integration of the new stores will be successful and accomplished efficiently.



OUR DEBT AGREEMENTS IMPOSE RESTRICTIONS ON US WHICH MAY LIMIT OR PROHIBIT US FROM ENGAGING IN CERTAIN TRANSACTIONS. IF A DEFAULT WERE TO OCCUR, OUR LENDERS COULD ACCELERATE THE AMOUNTS OF DEBT OUTSTANDING, AND HOLDERS OF OUR SECURED INDEBTEDNESS COULD FORCE US TO SELL OUR ASSETS TO SATISFY ALL OR A PART OF WHAT IS OWED.



     Covenants under our senior credit facilities and the indenture governing our subordinated notes restrict our ability to engage in various operational matters as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in mergers, acquire additional stores or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as specified acquisitions, are also subject to the consent of lenders under the senior credit facilities, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.



     If a default were to occur, the lenders under our senior credit facilities could accelerate the amounts outstanding under the credit facilities and our other lenders could declare immediately due and payable all amounts borrowed under other instruments that contain certain provisions for cross-acceleration or cross-default. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerated the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.


     The existing indebtedness under our senior credit facilities is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our senior credit facilities also contain provisions prohibiting the modification of our subordinated notes and limiting our ability to refinance the subordinated notes.


A CHANGE OF CONTROL COULD ACCELERATE OUR OBLIGATION TO PAY OUR OUTSTANDING INDEBTEDNESS, AND WE MAY NOT HAVE SUFFICIENT LIQUID ASSETS TO REPAY THESE AMOUNTS.



     Under our senior credit facilities, an event of default would result if Apollo Management IV, L.P. and its affiliates cease to own at least 50% of the amount of our voting stock that they owned on August 5, 1998. An event of default would also result under the senior credit facilities if a third party became the beneficial owner of 33.33% or more of our voting stock at a time when certain permitted investors owned less than the third party or Apollo owned less than 35% of the voting stock owned by the permitted investors. As of March 31, 2001, and including the repayment of our outstanding debt with the anticipated proceeds of this offering, we will be required to pay $2.1 million in each of 2001, 2002 and 2003, $31.0 million in 2004, $117.7 million in 2005 and $335.0 million after 2005. These payments reduce our operating cash flow. If the lenders under our debt instruments accelerated these obligations, we may not have sufficient liquid assets to repay amounts outstanding under these agreements.



     Under the indenture governing our senior subordinated notes, in the event that a change in control occurs, we may be required to offer to purchase all of our outstanding subordinated notes at 101% of their principal amount, plus accrued interest to the date of repurchase. A change in control also would result in an event of default under our senior credit facilities, which could then be accelerated by our lenders, and would require us to offer to redeem our Series A preferred stock.



THERE ARE LEGAL PROCEEDINGS PENDING AGAINST US SEEKING MATERIAL DAMAGES. THE COSTS WE INCUR IN DEFENDING OURSELVES OR ASSOCIATED WITH SETTLING ANY OF THESE PROCEEDINGS, AS WELL AS A MATERIAL FINAL JUDGMENT OR DECREE AGAINST US COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION BY REQUIRING THE PAYMENT OF THE SETTLEMENT AMOUNT, A JUDGMENT OR THE POSTING OF A BOND.



     Some lawsuits against us involve claims that our rental agreements are in fact disguised installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers. We are also defending several class action suits, or potential class action suits, alleging gender and race discrimination in our employment practices and consumer protection claims. Because of the uncertainties associated with litigation, we cannot estimate for you our ultimate liability for these matters, if any. The failure to pay any judgment would be a default under our senior credit facilities and the indenture governing our subordinated notes.



RENT-TO-OWN TRANSACTIONS ARE REGULATED BY LAW IN MOST STATES. ANY ADVERSE CHANGE IN THESE LAWS OR THE PASSAGE OF ADVERSE NEW LAWS COULD EXPOSE US TO LITIGATION OR REQUIRE US TO ALTER OUR BUSINESS PRACTICES.



     As is the case with most businesses, we are subject to various governmental regulations, including specifically in our case, regulations regarding rent-to-own transactions. There are currently 47 states that have passed laws regulating rental purchase transactions and another state that has a retail installment sales statute that excludes rent-to-own transactions from its coverage if certain criteria are met. These laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of nine states limit the total amount of rentals that may be charged over the life of a rental purchase agreement. Several states also effectively regulate rental purchase transactions under other consumer protection statutes. We are currently subject to outstanding judgments and other litigation alleging that we have violated some of these statutory provisions.

     Although there is no comprehensive federal legislation regulating rental-purchase transactions, adverse federal legislation may be enacted in the future. From time to time, legislation has been introduced in Congress seeking to regulate our business. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices.



OUR BUSINESS DEPENDS ON A LIMITED NUMBER OF KEY PERSONNEL, WITH WHOM WE DO NOT HAVE EMPLOYMENT AGREEMENTS. THE LOSS OF ANY ONE OF THESE INDIVIDUALS COULD DISRUPT OUR BUSINESS.



     Our continued success is highly dependent upon the personal efforts and abilities of our senior management, including J. Ernest Talley, our Chairman of the Board and Chief Executive Officer, Mitchell E. Fadel, our President, and Dana F. Goble, our Executive Vice-President and Chief Operating Officer. We do not have employment contracts with or maintain key-man insurance on the lives of any of these officers and the loss of any one of them could disrupt our business.



A SMALL GROUP OF OUR DIRECTORS AND THEIR AFFILIATES HAVE SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES. AS A RESULT, THEY WILL CONTINUE TO HAVE THE ABILITY TO EXERCISE EFFECTIVE CONTROL OVER THE OUTCOME OF ACTIONS REQUIRING THE APPROVAL OF OUR STOCKHOLDERS, INCLUDING POTENTIAL ACQUISITIONS, ELECTIONS OF OUR BOARD OF DIRECTORS AND SALES OR CHANGES IN CONTROL.



     Mr. Talley, Mark E. Speese, a member of our board of directors, Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. are parties to a stockholders agreement relating to the voting of our securities held by them at meetings of our stockholders. Following this offering, approximately 37.1% of our voting stock on a fully diluted basis, assuming the conversion of our Series A preferred stock and all outstanding options, will be controlled by Messrs. Talley, Speese and Apollo.


OUR ORGANIZATIONAL DOCUMENTS, SERIES A PREFERRED STOCK AND DEBT INSTRUMENTS CONTAIN PROVISIONS THAT MAY PREVENT OR DETER ANOTHER GROUP FROM PAYING A PREMIUM OVER THE MARKET PRICE TO OUR STOCKHOLDERS TO ACQUIRE OUR STOCK.


     Our organizational documents contain provisions that classify our board of directors, authorize our board of directors to issue blank check preferred stock and establish advance notice requirements on our stockholders for director nominations and actions to be taken at annual meetings of the stockholders. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law relating to business combinations. Our senior credit facilities, the indenture governing our subordinated notes and our Series A preferred stock certificate of designations each contain various change of control provisions which, in the event of a change of control, would cause a default under those provisions. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of our common stock that some or a majority of our stockholders might consider to be in their best interests.



IF WE ARE REQUIRED TO ACCELERATE THE WRITE OFF OF SOME OR ALL OF OUR GOODWILL, OUR ASSETS, AS WELL AS THE FINANCIAL OPERATING RESULTS IN THE PERIOD WE WRITE OFF THE GOODWILL, WILL BE SUBSTANTIALLY REDUCED, WHICH COULD RESULT IN A LOWER MARKET PRICE FOR OUR STOCK.



     As of March 31, 2001, we had approximately $702.5 million in goodwill on our balance sheet, representing approximately 46.5% of our total assets as of that date. If proposed accounting rules relating to purchase accounting are adopted, we will no longer amortize goodwill and will be required to periodically conduct an impairment review and write down goodwill to the extent of any impairment. A write down of goodwill would decrease our earnings or result in an accounting loss, which could cause our stock price to decline.

OUR STOCK PRICE IS VOLATILE, AND YOU MAY NOT BE ABLE TO RECOVER YOUR INVESTMENT IF OUR STOCK PRICE DECLINES.


     The stock price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

      -- quarterly variations in our results of operations, which may be impacted by, among other things, when and how many stores we acquire or open;

      --   quarterly variations in our competitors' results of operations;

      --   announcements of new product offerings by us or our competitors;

      -- changes in earnings estimates or buy/sell recommendations by financial analysts;

      --   the stock price performance of comparable companies; and

      -- general market conditions or market conditions specific to particular industries.


OUR STOCK PRICE MAY DECLINE IF EXISTING STOCKHOLDERS SELL ADDITIONAL SHARES.



     Upon completion of this offering, 61.6% of our common stock on a fully diluted basis will be held by the public, 1.3% will be held by members of our management, other than Messrs. Talley and Speese, 11.5% will be held by Messrs. Talley and Speese and 25.6% will be held by Apollo and its affiliates. If these stockholders sell shares of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time that we deem appropriate.



     We, our directors and executive officers, Apollo and its affiliates, and the selling stockholders have each entered into certain lock-up restrictions in which each agrees that, in general, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each will not, during the period ending 90 days after the date of this prospectus, sell or agree to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933, and in the case of Messrs. Talley and Speese, to a stockholders agreement they have entered into with Apollo and us. Under the registration rights agreements we have entered into, Apollo and its affiliates have the right to request that their shares be registered, subject to a reduction in the number of shares upon the advice of a managing underwriter in the related offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical facts, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as may, will, would, expect, intend, could, estimate, should, anticipate or believe. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

      --   uncertainties regarding the ability to open new stores;

      -- our ability to acquire additional rent-to-own stores on favorable terms;

      --   our ability to enhance the performance of these acquired stores;

      --   the results of our litigation;

      -- the passage of legislation adversely affecting the rent-to-own industry;

      --   interest rates;

      --   our ability to collect on our rental purchase agreements; and

      --   the other risks detailed from time to time in our SEC reports.

     Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled "Risk Factors" and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS


     We will receive approximately $35.0 million from the sale of our 1,000,000 shares of common stock in this offering, at an assumed offering price of $37.35 per share, which is the reported last sale price of our common stock as set forth on the cover of this prospectus, net of estimated offering expenses payable by us and estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of common stock by the selling stockholders.



     Under the terms of our senior credit facilities, we are required to use 25% of our net proceeds to repay a portion of our term loans. Assuming an offering price of $37.35 per share, which is the reported last sale price of our common stock as set forth on the cover of this prospectus, we anticipate repaying approximately $35.0 million of our senior debt with the net proceeds of this offering. This debt bears interest at varying rates equal to 1.25% to 2.75% over LIBOR, which was 5.08% at March 31, 2001, and matures in amounts of approximately $2.3 million in each of 2001, 2002 and 2003, $33.2 million in 2004, $126.0 million in 2005 and $358.9 million after 2005.


                                DIVIDEND POLICY


     We have not paid any cash dividends on our common stock since the time of our initial public offering. Our senior credit facilities currently prohibit the payment of cash dividends on our common stock, and the indenture governing our subordinated notes places restrictions on our ability to do so. We do not anticipate paying cash dividends on our common stock in the foreseeable future.



     We have not paid any cash dividends on our Series A preferred stock to date. Under the terms of the certificate of designations governing our Series A preferred stock, we may pay dividends on our Series A preferred stock, at our option, in cash or additional shares of Series A preferred stock until August 2003, after which time the dividends are payable in cash. Since the time of the issuance of our Series A preferred stock, we have paid the required dividends in additional shares of Series A preferred stock. These additional shares are issued under the same terms and with the same conversion ratio as were the shares of our Series A preferred stock issued in August 1998. Accordingly, the shares of Series A preferred stock issued as a dividend are convertible into our common stock at a conversion price of $27.935. Based on a liquidation preference of $284,412,000 as of March 31, 2001, the Series A preferred stock was convertible into 10,181,206 shares of common stock. Our senior credit facilities agreement allows us to pay cash dividends on our Series A preferred stock beginning in August 2003 so long as we are not in default under that agreement. Cash dividend payments are also subject to the restrictions in the indenture governing our subordinated notes. These restrictions in the indenture would not currently prohibit the payment of cash dividends.


     Any change in our dividend policy, including our dividend policy on our Series A preferred stock, will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and any other factors our board of directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                            COMMON STOCK PRICE RANGE

     Our common stock is quoted on the Nasdaq National Market under the symbol "RCII." The following table sets forth, for the period indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.


                                                               HIGH       LOW
                                                              -------   -------
YEAR ENDED DECEMBER 31, 1999:
  First Quarter.............................................  $33.375   $24.000
  Second Quarter............................................   34.250    20.000
  Third Quarter.............................................   25.500    16.750
  Fourth Quarter............................................   21.750    15.250
YEAR ENDED DECEMBER 31, 2000:
  First Quarter.............................................  $24.000   $13.625
  Second Quarter............................................   25.875    14.938
  Third Quarter.............................................   36.188    21.438
  Fourth Quarter............................................   35.000    22.000
YEAR ENDED DECEMBER 31, 2001:
  First Quarter.............................................  $47.438   $30.625
  Second Quarter (through May 9, 2001)......................   46.422    33.063



     On May 9, 2001, the reported last sale price for our common stock on the Nasdaq National Market was $37.35. As of March 31, 2001, there were approximately 130 record holders of our common stock.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2001 on an actual basis and as adjusted to reflect the sale of 1,000,000 shares of common stock by us in this offering at an assumed public offering price of $37.35 per share, which is the reported last sale price of our common stock as set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of $35.0 million of our senior debt. This table should be read in conjunction with our financial statements and related notes and the other financial information contained in or incorporated by reference in this prospectus. Our board of directors has approved an amendment to our certificate of incorporation increasing the number of authorized shares of common stock from 50,000,000 to 125,000,000. Our stockholders will consider the approval of this amendment at our annual stockholders meeting, which is expected to be held on May 15, 2001.



                                                                 AS OF MARCH 31, 2001
                                                              ---------------------------
                                                                                  AS
                                                                ACTUAL         ADJUSTED
                                                              ----------      -----------
                                                                      (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT
                                                                      SHARE DATA)
Cash and cash equivalents...................................  $   27,541      $   27,541
                                                              ==========      ==========
Debt:
  Senior debt...............................................  $  525,000(1)   $  490,000
  Subordinated notes payable................................     175,000         175,000
                                                              ----------      ----------
          Total debt........................................     700,000         665,000
                                                              ----------      ----------
Preferred Stock:
  Redeemable convertible voting preferred stock, net of
     placement costs, $.01 par value; 5,000,000 shares
     authorized; 284,412 shares issued and outstanding......     283,888         283,888
Stockholders' Equity:
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 26,175,413 shares issued, 25,185,314 shares
     outstanding (actual); 27,175,413 shares issued,
     26,185,314 shares outstanding (as adjusted)............         262             272
  Additional paid-in capital................................     129,346         164,336
  Accumulative comprehensive loss...........................      (2,888)         (2,888)
  Retained earnings.........................................     240,850         240,850
                                                              ----------      ----------
  Treasury stock, 990,099 shares at cost....................     (25,000)        (25,000)
                                                              ----------      ----------
          Total stockholders' equity........................     342,570         377,570
                                                              ----------      ----------
          Total capitalization..............................  $1,326,458      $1,326,458
                                                              ==========      ==========


---------------


(1)Excludes certain short term indebtedness in the amount of $3.1 million.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA



     The selected consolidated financial data presented below for the five years ended December 31, 2000 have been derived from our consolidated financial statements as audited by Grant Thornton LLP, independent certified public accountants. Our selected financial and operating data as of and for the three months ended March 31, 2000 and 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. Interim period results are not necessarily indicative of results that will be obtained for the full year. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the financial statements and the notes thereto, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere or incorporated by reference in this prospectus.


     In May and August 1998, we completed the acquisitions of Central Rents and Thorn Americas, respectively, both of which affect the comparability of the 1998 historical financial and operating data to the other periods presented. In May 1996, we completed the acquisition of ColorTyme, which affects the comparability of the 1996 historical financial and operating data to the other periods presented.


                                                                                                       THREE MONTHS
                                                                                                           ENDED
                                                         YEAR ENDED DECEMBER 31,                         MARCH 31,
                                         --------------------------------------------------------   -------------------
                                           1996       1997       1998        1999         2000        2000       2001
                                         --------   --------   --------   ----------   ----------   --------   --------
                                                                                                        (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS:
Revenues
  Store
    Rentals and fees...................  $198,486   $275,344   $711,443   $1,270,885   $1,459,664   $350,320   $393,123
    Merchandise sales..................    10,604     14,125     41,456       88,516       81,166     27,339     30,759
    Other..............................       687        679      7,282        2,177        3,018        492      1,330
  Franchise
    Merchandise sales..................    25,229     37,385     44,365       49,696       51,769     12,891     13,027
    Royalty income and fees............     2,959      4,008      5,170        5,893        5,997      1,484      1,463
                                         --------   --------   --------   ----------   ----------   --------   --------
        Total revenues.................   237,965    331,541    809,716    1,417,167    1,601,614    392,526    439,702
Operating expenses
  Direct store expenses
    Depreciation of rental
      merchandise......................    42,978     57,223    164,651      265,486      299,298     71,728     80,812
    Cost of merchandise sold...........     8,357     11,365     32,056       74,027       65,332     22,830     21,555
    Salaries and other expenses........   116,577    162,458    423,750      770,572      866,234    208,525    242,219
  Franchise cost of merchandise sold...    24,010     35,841     42,886       47,914       49,724     12,441     12,494
                                         --------   --------   --------   ----------   ----------   --------   --------
        Total store expenses...........   191,922    266,887    663,343    1,157,999    1,280,588    315,524    357,080
  General and administrative
    expenses...........................    10,111     13,304     28,715       42,029       48,093     11,475     12,869
  Amortization of intangibles..........     4,891      5,412     15,345       27,116       28,303      6,975      7,268
  Class action litigation
    settlements........................        --         --     11,500           --      (22,383)(1)       --       --
                                         --------   --------   --------   ----------   ----------   --------   --------
        Total operating expenses.......   206,924    285,603    718,903    1,227,144    1,334,601    333,974    377,217
                                         --------   --------   --------   ----------   ----------   --------   --------
        Operating profit...............    31,041     45,938     90,813      190,023      267,013     58,552     62,485
Non-recurring financing costs..........        --         --      5,018           --           --         --         --
Interest expense.......................       606      2,194     39,144       75,673       74,324     19,008     16,510
Interest income........................      (667)      (304)    (2,004)        (904)      (1,706)      (257)      (361)
                                         --------   --------   --------   ----------   ----------   --------   --------
        Earnings before income taxes...    31,102     44,048     48,655      115,254      194,395     39,801     46,336
Income tax expense.....................    13,076     18,170     23,897       55,899       91,368     18,912     21,338
                                         --------   --------   --------   ----------   ----------   --------   --------
        Net earnings...................    18,026     25,878     24,758       59,355      103,027     20,889     24,998
Preferred dividends....................        --         --      3,954       10,039       10,420      2,554      2,630(2)
                                         --------   --------   --------   ----------   ----------   --------   --------
        Net earnings allocable to
          common stockholders..........  $ 18,026   $ 25,878   $ 20,804   $   49,316   $   92,607   $ 18,335   $ 22,368
                                         ========   ========   ========   ==========   ==========   ========   ========
Basic earnings per common share........  $    .73   $   1.04   $    .84   $     2.04   $     3.79   $    .75   $    .90(2)
Diluted earnings per common share......  $    .72   $   1.03   $    .83   $     1.74   $     2.96   $    .61   $    .69
Basic weighted average shares..........    24,656     24,844     24,698       24,229       24,432     24,311     24,959
Diluted weighted average shares........    25,065     25,194     25,103       34,131       34,812     34,236     36,375

                                                                                                               AS OF
                                                                   AS OF DECEMBER 31,                        MARCH 31,
                                               ----------------------------------------------------------   -----------
                                                 1996       1997        1998         1999         2000         2001
                                               --------   --------   ----------   ----------   ----------   -----------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Rental merchandise, net....................  $ 95,110   $112,759   $  408,806   $  531,223   $  587,232   $  626,264
  Intangible assets, net(3)..................    47,192     61,183      727,976      707,324      708,328      702,537
  Total assets...............................   174,467    208,868    1,502,989    1,485,000    1,486,910    1,511,577
  Total debt.................................    18,993     26,280      805,700      847,160      741,051      703,135
  Total liabilities..........................    48,964     56,115    1,088,600    1,007,408      896,307      885,119
  Redeemable convertible voting preferred
    stock, net...............................        --         --      259,476      270,902      281,232      283,888
  Stockholders' equity.......................   125,503    152,753      154,913      206,690      309,371      342,570



                                                                                                               THREE MONTHS
                                                                                                                  ENDED
                                                                    YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                   ---------------------------------------------------------   ------------
                                                    1996       1997        1998         1999         2000          2001
                                                   -------   --------   ----------   ----------   ----------   ------------
OPERATING DATA:
  Stores open at end of period...................      423        504        2,126        2,075        2,158         2,179
  Same store revenue growth(4)...................      3.8%       8.1%         8.1%         7.7%        12.6%          8.8%
  Franchise stores open at end of period.........      294        262          324          365          364           356


------------

(1) Includes the effects of a pre-tax, non-recurring refund of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.


(2) We are in discussions with the SEC staff to determine whether the issuance of in-kind dividends on our Series A preferred stock would be subject to the "beneficial conversion feature" adjustments in EITF 98-5 and EITF 00-27. If adjustments were made, preferred dividends for the three months ended March 31, 2001 would increase by approximately $1.1 million to approximately $3.7 million and basic earnings per share would decrease from $.90 per share to $.85 per share. Adjustments, if any, would be limited to basic earnings per share for the three months ended March 31, 2001 and diluted earnings per share would not be affected.



(3) Intangible assets represent primarily goodwill, noncompete agreements and franchise network. Goodwill is amortized over 20 to 30 years, noncompete agreements are amortized over two to five years and franchise network is amortized over 10 years. If proposed accounting rules relating to purchase accounting are adopted, we will cease to amortize goodwill but will be required to periodically conduct an impairment review and write down goodwill to the extent of any impairment.



(4) Same store revenue for each period presented includes revenues only of stores open throughout the full period and the comparable prior period.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     We are the largest rent-to-own operator in the United States with an approximate 27% market share based on store count. At March 31, 2001, we operated 2,179 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At March 31, 2001, ColorTyme franchised 356 stores in 42 states, 344 of which operated under the ColorTyme name and 12 stores which operated under the Rent-A-Center name. Our stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise.


     We have pursued an aggressive growth strategy since we were acquired in 1989 by J. Ernest Talley, our Chairman of the Board and Chief Executive Officer. We have sought to acquire underperforming stores to which we could apply our operating model as well as open new stores. As a result, the acquired stores have generally experienced more significant revenue growth during the initial periods following their acquisition than in subsequent periods. Because of significant growth since our formation, particularly due to the Thorn Americas acquisition, our historical results of operations and period-to-period comparisons of such results and other financial data, including the rate of earnings growth, may not be meaningful or indicative of future results.


     We plan to accomplish our future growth through selective and opportunistic acquisitions, with an emphasis on new store development. Typically, a newly opened store is profitable on a monthly basis in the sixth to ninth month after its initial opening. Historically, a typical store has achieved break-even profitability in 12 to 15 months after its initial opening. Total financing requirements of a typical new store approximate $400,000, with roughly 70% to 75% of that amount relating to the purchase of rental merchandise inventory. A newly opened store historically has achieved results consistent with other stores that have been operating within the system for greater than two years by the end of its third year of operation. As a result, our quarterly earnings are impacted by how many new stores are opened during that quarter and the quarters preceding it. There can be no assurance that we will open any new stores in the future, or as to the number, location or profitability.



     We believe that the cash flow generated from operations, together with amounts available under our senior credit facilities, will be sufficient to fund our debt service requirements, working capital needs, capital expenditures, and our store expansion intentions during 2001. The revolving credit facility provides us with revolving loans in an aggregate principal amount not exceeding $120.0 million. At March 31, 2001, we had $76.3 million available under our various debt agreements.


     In addition, to provide any additional funds necessary for the continued pursuit of our operating and growth strategies, we may incur from time to time additional short or long-term bank indebtedness and may issue, in public or private transactions, equity and debt securities. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which will relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance additional financing will be available, or if available, will be on terms acceptable to us.


     If a change in control occurs, we may be required to offer to purchase all of our outstanding subordinated notes at 101% of their principal amount, plus accrued interest to the date of repurchase. Our senior credit facilities restrict our ability to repurchase our subordinated notes, including in the event of a change in control. In addition, a change in control would result in an event of default under our senior credit facilities, which could then be accelerated by our lenders, and would require us to offer to redeem our Series A preferred stock.

In the event a change in control occurs, we cannot be sure that we would have enough funds to immediately pay our accelerated senior credit facility obligations, all of our senior subordinated notes and for the redemption of our Series A preferred stock, or that we would be able to obtain financing to do so on favorable terms, if at all.

COMPONENTS OF INCOME AND EXPENSE


     Revenue. We collect non-refundable rental payments and fees in advance, generally on a weekly or monthly basis. This revenue is recognized over the term of the agreement. Rental purchase agreements generally include a discounted early purchase option. Amounts received upon sales of merchandise under these options, and upon the sale of used merchandise, are recognized as revenue when the merchandise is sold.


     Franchise Revenue. Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee. Franchise fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement.

     Depreciation of Rental Merchandise. We depreciate our rental merchandise using the income forecasting method. The income forecasting method of depreciation does not consider salvage value and does not allow the depreciation of rental merchandise during periods when it is not generating rental revenue. For income tax purposes we depreciate our merchandise using the modified accelerated cost recovery system, or MACRS, with a three year class life.

     Cost of Merchandise Sold. Cost of merchandise sold represents the book value net of accumulated depreciation of rental merchandise at time of sale.

     Salaries and Other Expenses. Salaries and other expenses include all salaries and wages paid to store level employees, together with market managers' salaries, travel and occupancy, including any related benefits and taxes, as well as all store level general and administrative expenses and selling, advertising, occupancy, fixed asset depreciation and other operating expenses.

     General and Administrative Expenses. General and administrative expenses include all corporate overhead expenses related to our headquarters such as salaries, taxes and benefits, occupancy, administrative and other operating expenses, as well as regional directors' salaries, travel and office expenses.

     Amortization of Intangibles. Amortization of intangibles consists primarily of the amortization of the excess of purchase price over the fair market value of acquired assets and liabilities. The Financial Accounting Standards Board has recently proposed the elimination of the amortization of goodwill associated with acquisitions.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, historical Consolidated Statements of Earnings data as a percentage of total store and franchise revenues. Total expenses have been allocated between our store revenues and franchise revenues.


                                                             THREE MONTHS                                  THREE MONTHS
                                       YEAR ENDED               ENDED                YEAR ENDED               ENDED
                                      DECEMBER 31,            MARCH 31,             DECEMBER 31,            MARCH 31,
                                 -----------------------    --------------     -----------------------    --------------
                                        (COMPANY-OWNED STORES ONLY)                     (FRANCHISE OPERATIONS)
                                 1998     1999     2000     2000     2001      1998     1999     2000     2000     2001
                                 -----    -----    -----    -----    -----     -----    -----    -----    -----    -----
STORE REVENUES
Rentals and fees...............   93.6%    93.3%    94.5%    92.7%    92.5%
Merchandise sales..............    5.5      6.5      5.3      7.2      7.2
Other..........................     .9       .2       .2       .1       .3
                                 -----    -----    -----    -----    -----
                                 100.0%   100.0%   100.0%   100.0%   100.0%
                                 =====    =====    =====    =====    =====
FRANCHISE REVENUES
Merchandise sales..............                                                 89.6%    89.4%    89.6%    89.7%    89.9%
Royalty income and fees........                                                 10.4     10.6     10.4     10.3     10.1
                                                                               -----    -----    -----    -----    -----
                                                                               100.0%   100.0%   100.0%   100.0%   100.0%
                                                                               =====    =====    =====    =====    =====
OPERATING EXPENSES
Direct store expenses
  Depreciation of rental
    merchandise................   21.7%    19.5%    19.4%    19.0%    19.0%       --%      --%      --%      --%      --%
  Cost of merchandise sold.....    4.2      5.4      4.2      6.0      5.1      86.6     86.2     86.1     86.5     86.2
  Salaries and other
    expenses...................   55.7     56.6     56.1     55.1     57.0        --       --       --       --       --
                                 -----    -----    -----    -----    -----     -----    -----    -----    -----    -----
        Total direct store
          expenses.............   81.6     81.5     79.7     80.1     81.1      86.6     86.2     86.1     86.5     86.2
General and administrative
  expenses.....................    3.5      2.9      2.9      2.9      2.9       4.9      5.1      4.4      4.9      4.0
Amortization of intangibles....    2.0      2.0      1.8      1.8      1.7        .7       .6       .6       .6       .6
Class action litigation
  settlements..................    1.5       --     (1.4)      --       --        --       --       --       --       --
                                 -----    -----    -----    -----    -----     -----    -----    -----    -----    -----
        Total operating
          expenses.............   88.6     86.4     83.0     84.8     85.7      92.2     91.9     91.1     92.0     90.8
                                 -----    -----    -----    -----    -----     -----    -----    -----    -----    -----
Operating profit...............   11.4     13.6     17.0     15.2     14.3       7.8      8.1      8.9      8.0      9.2
Interest expense/(income)......    5.0      5.5      4.8      5.0      3.8       (.7)     (.8)    (1.0)    (1.0)    (1.1)
Non-recurring financing
  costs........................     .7       --       --       --       --        --       --       --       --       --
                                 -----    -----    -----    -----    -----     -----    -----    -----    -----    -----
Earnings before income taxes...    5.7%     8.1%    12.2%    10.2%    10.5%      8.5%     8.9%     9.9%     9.0%    10.3%
                                 =====    =====    =====    =====    =====     =====    =====    =====    =====    =====



     THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS
     ENDED MARCH 31, 2000



     Store Revenue. Total store revenue increased by $47.1 million, or 12.4%, to $425.2 million for the three months ended March 31, 2001 from $378.1 million for the three months ended March 31, 2000. The increase in total store revenue is directly attributable to the success of our efforts on improving store operations through:



     - increasing the number of units on rent;



     - increasing our customer base;



     - increasing the average price per unit on rent by upgrading our rental merchandise; and



     - incremental revenues through acquisitions.



     This focus resulted in same store revenues increasing by $31.9 million, or 8.8%, to $396.3 million for the three months ended March 31, 2001 from $364.4 million for the three months ended March 31, 2000. Same store revenues represent those revenues earned in stores that were operated by us for each of the entire three month periods ending March 31, 2001 and 2000. This improvement was primarily attributable to an increase in the number of customers served, the number of items on rent, as well as revenue earned per item on rent.

     Franchise Revenue. Total franchise revenue increased by $115,000, or .8%, to $14.5 million for the three months ended March 31, 2001 from $14.4 million for the three months ended March 31, 2000. This increase was primarily attributable to an increase in the sale of rental merchandise to franchisees resulting from growth in the franchise store operations.



     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $9.1 million, or 12.7%, to $80.8 million for the three months ended March 31, 2001 from $71.7 million for the three months ended March 31, 2000. This increase was primarily attributable to an increase in the number of units on rent. Depreciation of rental merchandise expressed as a percent of store rentals and fees revenue increased to 20.6% in 2001 from 20.5% in 2000.



     Cost of Merchandise Sold. Cost of merchandise sold decreased by $1.3 million, or 5.6%, to $21.5 million for the three months ended March 31, 2001 from $22.8 million for the three months ended March 31, 2000. This decrease was primarily a result of a decrease in the number of items sold.



     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue increased to 57.0% for the three months ended March 31, 2001 from 55.1% for the three months ended March 31, 2000. This increase was directly attributable to the infrastructure expenses associated with our new store growth initiatives.



     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $53,000, or .4%, to $12.5 million for the three months ended March 31, 2001 from $12.4 million for the three months ended March 31, 2000. This increase is a direct result of an increase in merchandise sold to franchisees during the three months ended March 31, 2001 as compared to the three months ended March 31, 2000.



     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue remained constant at 2.9% for the three months ended March 31, 2001 and 2000. In the future, we expect general and administrative expenses to remain relatively stable at approximately 3.0% of total revenue.



     Amortization of Intangibles. Amortization of intangibles increased by $293,000, or 4.2%, to $7.3 million for the three months ended March 31, 2001 from $7.0 million for the three months ended March 31, 2000. This increase was primarily attributable to the additional goodwill amortization associated with the acquisition of 74 stores acquired in 2000 and the additional 4 stores acquired in the first quarter of 2001.



     Operating Profit. Operating profit increased by $3.9 million, or 6.7%, to $62.5 million for the three months ended March 31, 2001 from $58.6 million for the three months ended March 31, 2000. Operating profit as a percentage of total revenue decreased to 14.2% for the three months ended March 31, 2001 from 14.9% for the three months ended March 31, 2000. This decrease is attributable to the infrastructure expenses and initial costs associated with our new store growth initiatives.



     Net Earnings. Net earnings increased by $4.1 million, or 19.7%, to $25.0 million for the three months ended March 31, 2001 from $20.9 million for the three months ended March 31, 2000. This increase is primarily attributable to an increase in revenues, operational improvements in existing stores and reduced interest expenses resulting from a reduction in outstanding debt.



     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. Preferred dividends increased by $76,000, or 3.0%, to $2.63 million for the three months ended March 31, 2001 as compared to $2.55 million for the three months ended March 31, 2000. This increase is a result of more shares of Series A preferred stock outstanding for the three months ended March 31, 2001 as compared to the three months ended March 31, 2000 because of the in-kind dividends paid. We are in discussions with the SEC staff to determine whether the issuance of in-kind dividends on our Series A preferred stock would be subject to the "beneficial conversion feature" adjustments in EITF 98-5 and EITF 00-27. If adjustments were made, preferred dividends for the three months ended March 31, 2001 would increase by approximately $1.1 million to approximately $3.7 million and basic earnings per share would decrease from $.90 per share to $.85 per share. Adjustments, if any, would be limited to basic earnings per share for the three months ended March 31, 2001 and diluted earnings per share would not be affected. If the

SEC staff does not ultimately agree with our position, we will be required to file an amendment to our quarterly report on Form 10-Q and to this prospectus.


     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Store Revenue. Total store revenue increased by $182.3 million, or 13.4%, to $1,543.9 million for 2000 from $1,361.6 million for 1999. The increase in total store revenue is directly attributable to the success of our efforts on improving store operations through:

     - increasing the average price per unit on rent by upgrading our rental merchandise, primarily at newly-acquired stores;

     - increasing the number of units on rent;

     - increasing the customer base; and

     - incremental revenues through acquisitions.

     Same store revenues increased by $161.2 million, or 12.6%, to $1,444.1 million for 2000 from $1,282.9 million in 1999. Same store revenues represent those revenues earned in stores that were operated by us for the entire years ending December 31, 2000 and 1999. This improvement was primarily attributable to an increase in the number of customers served, the number of items on rent, as well as revenue earned per item on rent.

     Franchise Revenue. Total franchise revenue increased by $2.2 million, or 3.9%, to $57.8 million for 2000 from $55.6 million in 1999. This increase was primarily attributable to an increase in the sale of rental merchandise to franchisees resulting from growth in the franchise store operations.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $33.8 million, or 12.7%, to $299.3 million for 2000 from $265.5 million for 1999. Depreciation of rental merchandise expressed as a percentage of store rentals and fees revenue decreased from 20.9% in 1999 to 20.5% in 2000. This decrease is primarily attributable to the successful implementation of our pricing strategies and inventory management practices in newly acquired stores.

     Cost of Merchandise Sold. Cost of merchandise sold decreased by $8.7 million, or 11.7%, to $65.3 million for 2000 from $74.0 million in 1999. This decrease was a direct result of fewer cash sales of product in 2000 as compared to 1999. During 1999, we focused our efforts on increasing the amount of merchandise sales to reduce certain items acquired in the Thorn Americas and Central Rents acquisitions that were not components of our normal merchandise strategy.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue decreased to 56.1% for 2000 from 56.6% for 1999. This decrease is a result of the leveraging of our fixed and semi-fixed costs such as labor, advertising and occupancy over a larger revenue base. Expenses included in the salaries and other category are items such as labor, delivery, service, utility, advertising, and occupancy costs.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $1.8 million, or 3.8%, to $49.7 million for 2000 from $47.9 million in 1999. This increase is a direct result of an increase in merchandise sold to franchisees in 2000 as compared to 1999.


     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue remained level at 3.0% in 2000 from 3.0% in 1999. In the future, we expect general and administrative expenses to remain relatively stable at 3.0% of total revenue.


     Amortization of Intangibles. Amortization of intangibles increased by $1.2 million, or 4.4%, to $28.3 million for 2000 from $27.1 million in 1999. This increase was primarily attributable to the additional goodwill amortization associated with the acquisition of 74 stores acquired in 2000.

     Operating Profit. Operating profit increased by $77.0 million, or 40.5%, to $267.0 million for 2000 from $190.0 million for 1999. In the second quarter of 2000, we received a pre-tax non-recurring class action litigation settlement refund of $22.4 million associated with the settlement of three class action lawsuits in the state of New Jersey. Operating profit stated before the effects of this non-recurring settlement refund increased by $54.6 million, or 28.7%. Operating profit as a percentage of total revenue increased to 15.3% in 2000 from 13.4% in 1999, calculated before the effects of the non-recurring settlement refund. This increase is attributable to our efforts in improving the efficiency and profitability of our stores.

     Net Earnings. Net earnings increased by $43.7 million, or 73.6%, to $103.0 million in 2000 from $59.3 million in 1999. Excluding the effects of the non-recurring settlement refund discussed above, net earnings increased by $31.8 million, or 53.6%.


     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. Preferred dividends increased by $381,000, or 3.8%, to $10.4 million for 2000 as compared to $10.0 million in 1999. This increase is a result of more shares of Series A preferred stock outstanding in 2000 as compared to 1999.


     YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Store Revenue. Total store revenue increased by $601.4 million, or 79.1%, to $1,361.6 million for 1999 from $760.2 million for 1998. The increase in total store revenue was primarily attributable to the inclusion of revenue from the Thorn Americas and Central Rents stores acquired during fiscal year 1998 for the entire year ended December 31, 1999. Same store revenues increased by $25.3 million, or 7.7%, to $354.3 million for 1999 from $329.0 million in 1998. Same store revenues represent those revenues earned in stores that were operated by us for the entire years ending December 31, 1999 and 1998, and therefore exclude the stores acquired from Thorn Americas and Central Rents. This improvement was primarily attributable to an increase in both the number of items on rent and in revenue earned per item on rent.

     Franchise Revenue. Total franchise revenue increased by $6.1 million, or 12.2%, to $55.6 million for 1999 from $49.5 million in 1998. This increase was primarily attributable to an increase in the sale of rental merchandise to franchisees resulting from 41 additional franchise locations in 1999 as compared to 1998.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $100.8 million, or 61.2%, to $265.5 million for 1999 from $164.7 million for 1998. Depreciation of rental merchandise expressed as a percent of store rentals and fees revenue decreased to 20.9% in 1999 from 23.1% in 1998. This decrease is primarily attributable to Thorn Americas and Central Rents experiencing depreciation rates of 22.9% and 29.8%, respectively, upon their acquisition in 1998. These rates have decreased following the implementation of our pricing strategies and inventory management practices.

     Cost of Merchandise Sold. Cost of merchandise sold increased by $42.0 million, or 130.9%, to $74.0 million for 1999 from $32.0 million in 1998. This increase was a direct result of the inclusion of merchandise sales and the costs associated with those sales from the Thorn Americas and Central Rents stores acquired during the year ended December 31, 1998 for the entire year ended December 31, 1999.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue increased to 56.6% for 1999 from 55.7% for 1998. This increase is principally attributable to incentive programs given to store-based employees in 1999, which provided additional compensation if they could achieve targeted gains in the number of items on rent and targeted reductions in the percentage of delinquent accounts. Expenses included in the salaries and other category are items such as labor, delivery, service, utility, advertising, and occupancy costs.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $5.0 million, or 11.7%, to $47.9 million for 1999 from $42.9 in 1998. This increase is a direct result of an increase in merchandise sold to franchisees in 1999 as compared to 1998 resulting from an additional 41 franchise store locations.

     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue decreased to 3.0% in 1999 from 3.5% in 1998 (3.2% before the $2.5 million non-recurring expense detailed below). This decrease was the result of increased revenues from the stores acquired from Thorn Americas and Central Rents, allowing us to leverage our fixed and semi-fixed costs over the larger revenue base.

     Amortization of Intangibles. Amortization of intangibles increased by $11.8 million, or 76.7%, to $27.1 million for 1999 from $15.3 million in 1998. This increase was primarily attributable to the additional goodwill amortization associated with the 1998 acquisitions of Thorn Americas and Central Rents included for the full year ended December 31, 1999.

     Operating Profit. Operating profit increased by $99.2 million, or 109.2%, to $190.0 million for 1999 from $90.8 million for 1998. In the third quarter of 1998, we incurred a pre-tax non-recurring expense of $2.5 million to effect a name change of the Renters Choice stores to Rent-A-Center. In the fourth quarter of 1998, we incurred a pre-tax non-recurring class action litigation settlement of $11.5 million. Stated before the effects of these expenses, operating profit increased by $85.2 million, or 81.3%. Operating profit as a percentage of total revenue increased to 13.4% in 1999 from 12.9% in 1998, calculated before the effects of the non-recurring expenses. This increase is attributable to our efforts in improving the efficiency and profitability of the stores acquired from Thorn Americas and Central Rents.

     Net Earnings. Net earnings increased by $34.6 million, or 139.7%, to $59.4 million in 1999 from $24.8 million in 1998. In addition to the $2.5 million and $11.5 million pre-tax non-recurring expenses discussed above, we also incurred pre-tax non-recurring financing costs of $5.0 million associated with interim financing utilized in the acquisition of Thorn Americas until permanent financing was obtained. The after-tax effect of these items was $10.3 million. Calculated before the effects of these non-recurring expenses, net earnings increased by $24.3 million, or 69.3%.

     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. Dividends can be paid at our option in cash or in additional shares of Series A preferred stock. Preferred dividends increased by $6.1 million, or 153.9%, to $10.0 million for 1999 as compared to $3.9 million in 1998. This increase is a result of the Series A preferred stock outstanding for the full year in 1999 as compared to only a portion of the year in 1998.

QUARTERLY RESULTS

     The following table contains certain unaudited historical financial information for the quarters indicated.


                                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                             -----------   -----------   -----------   -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2001
  Revenues.................................   $439,702
  Operating profit.........................     62,485
  Net earnings.............................     24,998
  Basic earnings per common share..........   $    .90(1)
  Diluted earnings per common share........   $    .69
YEAR ENDED DECEMBER 31, 2000
  Revenues.................................   $392,526      $392,245      $404,968      $411,875
  Operating profit.........................     58,552        84,184        63,720        60,557
  Net earnings.............................     20,889        34,621(2)     23,901        23,616
  Basic earnings per common share..........   $    .75      $   1.32      $    .87      $    .85
  Diluted earnings per common share........   $    .61      $   1.00      $    .68      $    .67
YEAR ENDED DECEMBER 31, 1999
  Revenues.................................   $344,697      $351,421      $350,420      $370,629
  Operating profit.........................     41,702        45,788        48,960        53,573
  Net earnings.............................     12,027        13,891        15,597        17,840
  Basic earnings per common share..........   $    .40      $    .47      $    .54      $    .63
  Diluted earnings per common share........   $    .35      $    .41      $    .46      $    .52
YEAR ENDED DECEMBER 31, 1998(3)
  Revenues.................................   $ 90,233      $103,313      $265,886      $350,284
  Operating profit.........................     13,721        15,547        30,467        31,078
  Net earnings.............................      7,856         8,529         4,643(4)      3,730(5)
  Basic earnings per common share..........   $    .32      $    .34      $    .13      $    .05
  Diluted earnings per common share........   $    .31      $    .34      $    .13      $    .05



                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                          -----------   -----------   -----------   -----------
                                                      (AS A PERCENTAGE OF REVENUES)
YEAR ENDED DECEMBER 31, 2001
  Revenues..............................      100.0%
  Operating profit......................       14.2
  Net earnings..........................        5.7
YEAR ENDED DECEMBER 31, 2000
  Revenues..............................      100.0%        100.0%        100.0%        100.0%
  Operating profit......................       14.9          21.4          15.7          14.7
  Net earnings..........................        5.3           8.8(2)        5.9           5.7
YEAR ENDED DECEMBER 31, 1999
  Revenues..............................      100.0%        100.0%        100.0%        100.0%
  Operating profit......................       12.1          13.0          14.0          14.5
  Net earnings..........................        3.5           4.0           4.5           4.8
YEAR ENDED DECEMBER 31, 1998(3)
  Revenues..............................      100.0%        100.0%        100.0%        100.0%
  Operating profit......................       15.2          15.0          11.5           8.9
  Net earnings..........................        8.7           8.3           1.7(4)        1.1(5)

---------------


(1) We are in discussions with the SEC staff to determine whether the issuance of in-kind dividends on our Series A preferred stock would be subject to the "beneficial conversion feature" adjustments in EITF 98-5 and EITF 00-27. If adjustments were made, preferred dividends for the three months ended March 31, 2001 would increase by approximately $1.1 million to approximately $3.7 million and basic earnings per share would decrease from $.90 per share to $.85 per share. Adjustments, if any, would be limited to basic earnings per share for the three months ended March 31, 2001 and diluted earnings per share would not be affected.



(2) Includes the effects of a pre-tax, non-recurring refund of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.



(3) During 1998, six stores were purchased during the first quarter; 177 stores were purchased during the second quarter; 1,450 stores were purchased during the third quarter; and four stores were purchased during the fourth quarter. Of the 1,637 stores acquired, 15 were subsequently consolidated with existing store locations. In addition, one store was opened during the first quarter, and one store was sold during the third quarter.



(4) During the third quarter of 1998, we incurred pre-tax non-recurring financing costs of $5.0 million associated with the interim financing utilized in the acquisition of Thorn Americas, and $2.5 million associated with effecting a name change of the Renters Choice stores to Rent-A-Center.



(5) During the fourth quarter of 1998, we charged $11.5 million (pre-tax) to earnings classified as class action legal settlements, in conjunction with the settlement of class action litigation in New Jersey.


LIQUIDITY AND CAPITAL RESOURCES


     Our primary liquidity requirements are for debt service, working capital, capital expenditures, acquisitions and new store openings. Our primary sources of liquidity have been cash provided by operations, borrowings and sales of equity securities. During fiscal 2000 and the first quarter of 2001, we did not look to borrowings and sales of our equity securities as a source of additional liquidity. In the future, we may incur additional debt, or may issue debt or equity securities to finance our operating and growth strategies. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance that additional financing will be available, or if available, that it will be on terms we find acceptable.



     For the three months ending March 31, 2001, cash provided by operating activities decreased by $13.6 million to $32.0 million in 2001 from $45.6 million during the three month period ending March 31, 2000. This decrease was primarily the result of an increase in the carrying amount of rental merchandise resulting from strong consumer demand in the first quarter of 2001. We purchased $151.8 million and $133.1 million of rental merchandise during the first quarter of 2001 and 2000, respectively.



     Cash used in investing activities increased by $4.2 million to $14.2 million during the three month period ending March 31, 2001 from $10.0 million during the three month period ending March 31, 2000. This increase is primarily attributable to the cost associated with the opening and acquisition of new stores during the first quarter of 2001. We make capital expenditures in order to maintain our existing operations as well as for new capital assets in new and acquired stores. We spent $11.8 million and $8.6 million on capital expenditures during the three month periods ending March 31, 2001 and 2000, respectively, and expect to spend an additional $33.2 million in 2001. In the second half of 2000, we resumed our strategy of increasing our store base through opening new stores, as well as through opportunistic acquisitions. As of March 31, 2001, we have acquired four stores during 2001 for approximately $1.7 million in cash in three separate transactions and opened an additional 23 stores. It is our intention to increase the number of stores we operate by an average of approximately 10-15% per year over the next several years.



     Cash used in financing activities decreased by $16.3 million to $26.8 million during the three month period ending March 31, 2001 from $43.1 million during the three month period ending March 31, 2000. This decrease is a result of a reduction of the amount of debt repayment in the first quarter of 2001 as compared to the first quarter of 2000.



     The profitability of our stores tends to grow at a slower rate approximately five years from the time we open or acquire them. As a result, in order for us to show improvements in our profitability, it is important for us to continue to open stores in new locations or acquire underperforming stores on favorable terms. There can be no assurance that we will be able to acquire or open new stores at the rates we expect, or at all. We cannot assure you that the stores we do acquire or open will be profitable at the same levels that our current stores are, or at all.


     Borrowings. The table below shows the scheduled maturity dates of our senior debt outstanding at March 31, 2001.



FOR THE PERIOD ENDED
DECEMBER 31,                                                 ACTUAL
--------------------                                     --------------
                                                         (IN THOUSANDS)
April 1 to December 31, 2001..........................      $  2,259
2002..................................................         2,259
2003..................................................         2,259
2004..................................................        33,216
2005..................................................       126,088
Thereafter............................................       358,919
                                                            --------
                                                            $525,000
                                                            ========



     Under our senior credit facilities, we are required to use 25% of the net proceeds from this offering to repay our term loans. The following table shows the scheduled maturity date of our senior debt as adjusted for the anticipated repayment of $35.0 million from the net proceeds of this offering.



FOR THE PERIOD ENDED
DECEMBER 31,                                              AS ADJUSTED
--------------------                                     --------------
                                                         (IN THOUSANDS)
April 1 to December 31, 2001..........................      $  2,109
2002..................................................         2,109
2003..................................................         2,109
2004..................................................        31,002
2005..................................................       117,681
Thereafter............................................       334,990
                                                            --------
                                                            $490,000
                                                            ========


     We intend to continue to make prepayments of debt under our senior credit facilities or repurchase some of our senior subordinated notes, to the extent we have available cash that is not necessary for store openings or acquisitions. We cannot, however, assure you that we will have excess cash available for debt prepayments.


     Senior Credit Facilities. The senior credit facilities are provided by a syndicate of banks and other financial institutions led by The Chase Manhattan Bank, as administrative agent. At March 31, 2001, we had a total of $525.0 million outstanding under these facilities, all of which was under our term loans. At March 31, 2001, we had $76.3 million of availability under the revolving credit facility.



     Borrowings under the senior credit facilities bear interest at varying rates equal to 1.25% to 2.75% over LIBOR, which was 5.08% at March 31, 2001. We also have a prime rate option under the facilities, but have not exercised it to date. At March 31, 2001, the average rate on outstanding senior debt borrowings was 7.39%.


     During 1998, we entered into interest rate protection agreements with two banks. Under the terms of the interest rate agreements, the LIBOR rate used to calculate the interest rate charged on $500.0 million of the outstanding senior term debt has been fixed at an average rate of 5.59%. The protection on $250.0 million expires in 2001, and the protection on the balance expires in 2003.

     The senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property and real property. The senior credit facilities are also secured by a pledge of the capital stock of our subsidiaries.

     The senior credit facilities contain covenants that limit our ability to:


      -- incur additional debt (including subordinated debt) in excess of $25 million;


      -- repurchase in excess of $50 million of our capital stock and senior subordinated notes;


      --   incur liens or other encumbrances;

      -- merge, consolidate or sell substantially all our property or business;

      --   sell assets, other than inventory;


      -- make investments or acquisitions unless we meet financial tests and other requirements;


      --   make capital expenditures; or

      --   enter into a new line of business.


     The senior credit facilities require us to comply with several financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. At March 31, 2001, the maximum leverage ratio was 4.75:1, the minimum interest coverage ratio was 2.15:1, and the minimum fixed charge coverage ratio was 1.3:1. On that date our actual ratios were 2.22:1, 4.44:1 and 2.22:1.


     Events of default under the senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facilities would occur if we undergo a change of control. This is defined to include the case where Apollo ceases to own at least 50% of the amount of our voting stock that they owned on August 5, 1998, or a third party becomes the beneficial owner of 33.33% or more of our voting stock at a time when certain permitted investors own less than the third party or Apollo entities own less than 35% of the voting stock owned by the permitted investors. We do not have the ability to prevent Apollo from selling its stock, and therefore would be subject to an event of default if Apollo did so and its sales were not agreed to by the lenders under the senior credit facilities. This could result in the acceleration of the maturity of our debt under the senior credit facilities, as well as under the subordinated notes through their cross-acceleration provision.


     Senior Subordinated Notes. In 1998, we issued $175.0 million of senior subordinated notes, maturing on August 15, 2008, under an indenture dated as of August 18, 1998 among us, our subsidiary guarantors and IBJ Schroder Bank & Trust Company, as trustee.


     The indenture contains covenants that limit our ability to:

      --   incur additional debt;

      --   sell assets or our subsidiaries;

      --   grant liens to third parties;

      --   pay dividends or repurchase stock; and

      --   engage in a merger or sell substantially all of our assets.

     Events of default under the indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $25 million.

     We may redeem the notes after August 15, 2003, at our option, in whole or in part. In addition, subject to the restrictions set forth in the senior credit facility agreement, at any time prior to August 15, 2001 we may redeem up to 33.33% of the original aggregate principal amount of the subordinated notes with the cash proceeds of one or more equity offerings, at a redemption price of 111% of the principal amount being redeemed.

     The subordinated notes also require that upon the occurrence of a change of control (as defined in the indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to

101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. If we did not comply with this repurchase obligation, this would trigger an event of default under our senior credit facilities.


     Sales of Equity Securities. During 1998, we issued 260,000 shares of our Series A preferred stock at $1,000 per share, resulting in aggregate proceeds of $260.0 million. Dividends on our Series A preferred stock accrue on a quarterly basis, at the rate of $37.50 per annum, per share, and are currently paid in additional shares of Series A preferred stock because of restrictive provisions in our senior credit facilities. Beginning in August 2003, we will be required to pay the dividends in cash and may do so under our senior credit facilities so long as we are not in default.


     The Series A preferred stock is not redeemable until 2002, after which time we may, at our option, redeem the shares at 105% of the $1,000 per share liquidation preference plus accrued and unpaid dividends.


     Litigation. In 1998, we recorded an accrual of approximately $125.0 million for estimated probable losses on litigation assumed in connection with the Thorn Americas acquisition. As of March 31, 2001, we have paid approximately $115.0 million of this accrual in settlement of most of these matters and legal fees. These settlements were funded primarily from amounts available under our senior credit facilities, including the revolving credit facility and the multidraw facility, as well as from cash flow from operations. Additional settlements or judgments against us on our existing litigation could affect our liquidity.



     Common Stock Repurchase Plan. In April 2000, we announced that our board of directors had authorized a program to repurchase in the open market up to an aggregate of $25 million of our common stock. To date, no shares of common stock have been purchased by us under this share repurchase program. We have suspended this share repurchase program pending the consummation of this offering. However, we may begin repurchasing shares of our common stock at any time following the completion of this offering.


     Economic Conditions. Although our performance has not suffered in previous economic downturns, we cannot assure you that demand for our products, particularly in higher price ranges, will not significantly decrease in the event of a prolonged recession.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS


     Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.



     The adoption of SFAS 133 on January 1, 2001 resulted in a cumulative pre-tax increase to other comprehensive income of $2.6 million, or $1.4 million after taxes. As a result of a decline in interest rates for the three months ended March 31, 2001, accumulative other comprehensive loss at the end of the period was $2.9 million after taxes.

                                    BUSINESS

OVERVIEW


     We are the largest operator in the United States rent-to-own industry with an approximate 27% market share based on store count. At March 31, 2001, we operated 2,179 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At March 31, 2001, ColorTyme franchised 356 stores in 42 states, 344 of which operated under the ColorTyme name and 12 stores which operated under the Rent-A-Center name. These franchise stores represent a further 5% market share based on store count.


     Our stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise. We offer well known brands such as Magnavox, Sony and JVC home electronics, Whirlpool appliances, Dell and Compaq computers and Ashley and La-Z-Boy furniture.

     Our customers often lack access to conventional forms of credit. We offer products such as big screen televisions, computers and sofas, and well known brands, that might otherwise be unavailable without credit. We also offer high levels of customer service, including repair, pick-up and delivery at no additional charge. Our customers benefit from the ability to return merchandise at any time without further obligation and make payments that build toward ownership. We estimate that approximately 65% of our business is from repeat customers.

INDUSTRY BACKGROUND

     According to industry sources and our estimates, the rent-to-own industry consists of approximately 8,000 stores, and provides 7.5 million products to over 3.0 million households. We estimate the six largest rent-to-own industry participants account for 4,300 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 20 stores. The rent-to-own industry is highly fragmented and, due primarily to the decreased availability of traditional financing sources, has experienced, and we believe will continue to experience, increasing consolidation. We believe this consolidation trend in the industry presents opportunities for us to continue to acquire additional stores on favorable terms.

     The rent-to-own industry serves a highly diverse customer base. According to the Association of Progressive Rental Organizations, 92% of rent-to-own customers have incomes between $15,000 and $50,000 per year. Many of the customers served by the industry do not have access to conventional forms of credit and are typically cash constrained. For these customers, the rent-to-own industry provides access to brand name products that they would not normally be able to obtain. The Association of Progressive Rental Organizations also estimates that 93% of customers have high school diplomas. According to a Federal Trade Commission study, 75% of rent-to-own customers were satisfied with their experience with rent-to-own transactions. The study noted that customers gave a wide variety of reasons for their satisfaction, "including the ability to obtain merchandise they otherwise could not, the low payments, the lack of a credit check, the convenience and flexibility of the transaction, the quality of the merchandise, the quality of the maintenance, delivery, and other services, the friendliness and flexibility of the store employees, and the lack of any problems or hassles."

STRATEGY

     We currently focus our strategic efforts on:

      --   opening new stores and acquiring existing rent-to-own stores;

      -- enhancing the operations and depth of management in all store locations; and

      --   building our national brand.

     OPENING NEW STORES AND ACQUIRING EXISTING RENT-TO-OWN STORES

     We intend to expand our business both by opening new stores in targeted markets and by acquiring existing rent-to-own stores. We will focus new market penetration in adjacent areas or regions that we believe are underserved by the rent-to-own industry, which we believe represents a significant opportunity for us. In addition, we intend to pursue our acquisition strategy of targeting under-performing and under-capitalized chains of rent-to-own stores. We have gained significant experience in the acquisition and integration of other rent-to-own operators and believe the fragmented nature of the rent-to-own industry will result in ongoing consolidation opportunities. Acquired stores benefit from our administrative network, improved product mix, sophisticated management information system and purchasing power. In addition, we have access to an expanding number of our franchise locations, which we have the right of first refusal to purchase.


     Since March 1993, our company-owned store base has grown from 27 to 2,179, primarily through acquisitions. During this period, we acquired over 2,000 company-owned stores and over 350 franchised stores in more than 60 separate transactions, including six transactions where we acquired in excess of 70 stores. In May 1998, we acquired substantially all of the assets of Central Rents, which operated 176 stores, for approximately $100 million in cash. In August 1998, we acquired Thorn Americas for approximately $900 million in cash, including the repayment of certain debt of Thorn Americas. Prior to this acquisition, Thorn Americas was our largest competitor, operating 1,409 company-owned stores and franchising 65 stores in 49 states and the District of Columbia.



     In the second half of 2000, having successfully integrated the Thorn Americas and Central Rents acquisitions, we resumed our strategy of increasing our store base. For the year ended December 31, 2000, we opened 36 new stores, acquired 74 stores and closed 27 existing stores. Of the 27 stores closed, 22 were merged with existing stores and five were sold. The 74 acquired stores were the result of 19 separate acquisition transactions for an aggregate purchase price of approximately $42.5 million in cash. During the first quarter of 2001, we acquired four stores for approximately $1.7 million in cash in three separate transactions and opened an additional 23 new stores. We also closed six stores, merging four with existing stores and selling two stores, resulting in a total store count of 2,179 at the end of the quarter.


     We continue to believe there are attractive opportunities to expand our presence in the rent-to-own industry. We intend to increase the number of stores in which we operate by an average of approximately 10-15% per year over the next several years. We plan to accomplish our future growth through both selective and opportunistic acquisitions and new store development.

     ENHANCING STORE OPERATIONS


     We continually seek to improve store performance through strategies intended to produce gains in operating efficiency and profitability. For example, we eliminated low cost, non-core products such as jewelry, cell phones and pagers from the stores we acquired in the Thorn Americas acquisition, reducing the number of different items on rent in these stores from approximately 1,000 to approximately 150 items. We also added high quality name brand product offerings in our core consumer electronics, furniture and appliance categories. Collectively in these stores from 1998 to 2000, these changes have increased:



      -- the average monthly revenue per agreement on rent to approximately $95 from approximately $70;


      -- the monthly revenues per store to approximately $61,000 from approximately $52,000; and


      -- the store level operating income to approximately 23% from approximately 18%.

     We believe we will achieve further gains in revenues and operating margins in both existing and newly acquired stores by continuing to:



      --   use focused advertising to increase store traffic;



      -- expand the offering of upscale, higher margin products, such as Magnavox, Sony, JVC and Mitsubishi electronics, Ashley, La-Z-Boy and Benchcraft furniture, Dell, Compaq and Hewlett Packard computers and Whirlpool appliances, to increase the number of product rentals;



      --   employ strict store-level cost control;



      -- closely monitor each store's performance through the use of our management information system to ensure each store's adherence to established operating guidelines; and



      --   use a revenue and profit based incentive pay plan.


     BUILDING OUR NATIONAL BRAND


     We have implemented a strategy to increase our name recognition and enhance our national brand. As a part of a branding strategy, in April 2000 we launched a national advertising campaign featuring John Madden as our advertising spokesperson. Mr. Madden appears in our advertising media used in the campaign, including television and radio commercials, print, direct response and in-store signage. We believe Mr. Madden possesses a unique balance of multi-cultural appeal, a strong image identification among both men and women, and a personality that people of all ages enjoy. We believe that as the Rent-A-Center name gains in familiarity and national recognition through our advertising efforts, we will continue to educate the consumer about the rent-to-own alternative to merchandise purchases as well as solidify our reputation as a leading provider of high quality branded merchandise.


OUR STORES


     At March 31, 2001, we operated 2,179 stores in 50 states, Puerto Rico and the District of Columbia. In addition, our subsidiary ColorTyme franchised 356 stores in 42 states. This information is illustrated by the following table:



                         NUMBER OF STORES
                       --------------------
                       COMPANY
      LOCATION          OWNED    FRANCHISED
      --------         -------   ----------
Alabama..............      45         1
Alaska...............       3        --
Arizona..............      52         9
Arkansas.............      20         3
California...........     126        11
Colorado.............      26         4
Connecticut..........      18         6
Delaware.............      15         1
District of                 4        --
  Columbia...........
Florida..............     133        10
Georgia..............      95        13
Hawaii...............      11         2
Idaho................       3         3
Illinois.............     118         5
Indiana..............      74        18
Iowa.................      19        --
Kansas...............      28        18
Kentucky.............      39         7
Louisiana............      35         7
Maine................      16         3
Maryland.............      46         7
Massachusetts........      43        12
Michigan.............      94        17
Minnesota............       5        --
Mississippi..........      16         4
Missouri.............      52         7
Montana..............       1         4



                         NUMBER OF STORES
                       --------------------
                       COMPANY
      LOCATION          OWNED    FRANCHISED
      --------         -------   ----------
Nebraska.............       4        --
Nevada...............      15         5
New Hampshire........      15         2
New Jersey...........      40         8
New Mexico...........      11         9
New York.............     116        23
North Carolina.......      86        13
North Dakota.........       1        --
Ohio.................     123        11
Oklahoma.............      36        13
Oregon...............      17         5
Pennsylvania.........      80         5
Puerto Rico..........      20        --
Rhode Island.........       7         4
South Carolina.......      27         3
South Dakota.........       2        --
Tennessee............      78         5
Texas................     227        58
Utah.................      15         2
Vermont..............       6        --
Virginia.............      40         5
Washington...........      36         9
West Virginia........      12         2
Wisconsin............      27         2
Wyoming..............       1        --
                        -----       ---
  Total..............   2,179       356
                        =====       ===

     Our stores average approximately 4,125 square feet and are located primarily in strip malls. Because we receive merchandise shipments directly from vendors, we are able to dedicate approximately 80% of the store space to showroom floor, and also eliminate warehousing costs.

RENT-A-CENTER STORE OPERATIONS

     PRODUCT SELECTION

     Our stores offer merchandise from four basic product categories: home electronics, appliances, computers, and furniture and accessories. Our stores typically have available at any one time approximately 100 of the 150 different items we offer. Although we seek to ensure our stores maintain sufficient inventory to offer customers a wide variety of models, styles and brands, we generally limit inventory to prescribed levels to ensure strict inventory controls. We seek to provide a wide variety of high quality merchandise to our customers, and we emphasize high-end products from brand-name manufacturers. During 2000, home electronic products accounted for approximately 40% of our store rentals and fees revenue, furniture and accessories for 33%, appliances for 17% and computers for 10%. Customers may request either new merchandise or previously rented merchandise. Previously rented merchandise is offered at the same weekly or monthly rental rate as is offered for new merchandise, but with an opportunity to obtain ownership of the merchandise after fewer rental payments.

     Home electronic products offered by our stores include televisions, DVD players, home entertainment centers, video cassette recorders and stereos from top brand manufacturers such as Magnavox, Sony, JVC and Mitsubishi. We rent major appliances manufactured by Whirlpool, including refrigerators, washing machines, dryers, microwave ovens, freezers and ranges. We offer personal computers from Dell, Compaq and Hewlett Packard. We rent a variety of furniture products, including dining room, living room and bedroom furniture featuring a number of styles, materials and colors. We offer furniture made by Ashley, La-Z-Boy and Benchcraft and other top brand manufacturers. Accessories include pictures, plants, lamps and tables and are typically rented as part of a package of items, such as a complete room of furniture. Showroom displays enable customers to visualize how the product will look in their homes and provide a showcase for accessories.

     RENTAL PURCHASE AGREEMENTS


     Our customers generally enter into weekly or monthly rental purchase agreements, which renew automatically upon receipt of each payment. We retain title to the merchandise during the term of the rental purchase agreement. Ownership of merchandise transfers to the customer if the customer has continuously renewed the rental purchase agreement for a period of 12 to 36 months, depending upon the product, or exercises a specified early purchase option. Although we do not conduct a formal credit investigation of each customer, a potential customer must provide store management with sufficient personal information to allow us to verify their residence and sources of income. References listed by the customer are contacted to verify the information contained in the customer's rental purchase order form. Rental payments are generally made in cash, by money order or debit card. Approximately 85% of our customers pay in the store on a weekly basis. Depending on state regulatory requirements, we charge for the reinstatement of terminated accounts or collect a delinquent account fee, and collect loss/damage waiver fees from customers desiring product protection in case of theft or certain natural disasters. These fees are standard in the industry and may be subject to government-specified limits. Please read the section entitled "Government Regulation."


     PRODUCT TURNOVER

     A minimum rental term of 18 months is generally required to obtain ownership of new merchandise. We believe that only approximately 25% of our initial rental purchase agreements are taken to the full term of the agreement, although the average total life for each product is approximately 22 months, which includes the initial rental period, all re-rental periods and idle time in our system. Turnover varies significantly based on the type of merchandise rented, with certain consumer electronics products, such as camcorders and video cassette recorders, generally rented for shorter periods, while appliances and furniture are generally rented for longer periods. To cover the relatively high operating expenses generated by greater product turnover, rental purchase agreements require higher aggregate payments than are generally charged under other types of purchase plans, such as installment purchase or credit plans.

     CUSTOMER SERVICE

     We offer same day or 24-hour delivery and installation of our merchandise at no additional cost to the customer. We provide any required service or repair without additional charge, except for damage in excess of normal wear and tear. Repair services are provided through our national network of 21 service centers, the cost of which may be reimbursed by the vendor if the item is still under factory warranty. If the product cannot be repaired at the customer's residence, we provide a temporary replacement while the product is being repaired. The customer is fully liable for damage, loss or destruction of the merchandise, unless the customer purchases an optional loss/damage waiver. Most of the products we offer are covered by a manufacturer's warranty for varying periods, which, subject to the terms of the warranty, is transferred to the customer in the event that the customer obtains ownership.

     COLLECTIONS


     Store managers use our computerized management information system to track collections on a daily basis. If a customer fails to make a rental payment when due, store personnel will attempt to contact the customer to obtain payment and reinstate the agreement, or will terminate the account and arrange to regain possession of the merchandise. We attempt to recover the rental items as soon as possible following termination or default of a rental purchase agreement, generally by the seventh to tenth day. Collection efforts are enhanced by the numerous personal and job-related references required of first-time customers, the personal nature of the relationships between the stores' employees and customers and the fact that, following a period in which a customer is temporarily unable to make payments on a piece of rental merchandise, that customer generally may re-rent a piece of merchandise of similar type and age on the terms the customer enjoyed prior to that period. Charge-offs due to lost or stolen merchandise, expressed as a percentage of store revenues, were approximately 2.2% for the first three months of 2001, 2.5% in 2000, 2.3% in 1999 and 2.5% in 1998. In an effort to improve collections at the stores acquired during 2000, we implemented our collection procedures in these stores, including our management incentive plans, which provide incentives to reduce the percentage of delinquent accounts.


MANAGEMENT

     We organize our network of stores geographically with multiple levels of management. At the individual store level, each store manager is responsible for customer and credit relations, delivery and collection of merchandise, inventory management, staffing, training store personnel and certain marketing efforts. Three times each week, the store manager is required to audit the idle inventory on hand and compare the audit to our computer report, with the market manager performing a similar audit at least once a month. In addition, our individual store managers track their daily store performance for revenue collected as compared to the projected performance of their store. Each store manager reports to a market manager within close proximity who typically oversees six to eight stores. Typically, a market manager focuses on developing the personnel in his or her market and on ensuring that all stores meet our quality, cleanliness and service standards. In addition, a market manager routinely audits numerous areas of the stores operations, including gross profit per rental agreement, petty cash, and customer order forms. A significant portion of a market manager's and store manager's compensation is dependent upon store revenues and profits, which are monitored by our management reporting system and our tight control over inventory afforded by our direct shipment practice.

     As of March 31, 2001, we had 302 market managers who, in turn, reported to 50 regional directors. Regional directors monitor the results of their entire region, with an emphasis on developing and supervising the market managers in their region. Similar to the market managers, regional directors are responsible for ensuring that store managers are following the operational guidelines, particularly those involving store presentation, collections, inventory levels, and order verification. The regional directors report to nine senior executives at our headquarters. The regional directors receive a significant amount of their compensation based on the profits the stores under their management generate.

     Our executive management team at the home office directs and coordinates purchasing, financial planning and controls, employee training, personnel matters and new store site selection. Our executive management team also evaluates the performance of each region, market and store, including the use of on-site reviews. All members of our executive management team receive a significant amount of their total compensation based on the profits generated by the entire company. As a result, our business strategy emphasizes strict cost containment.

MANAGEMENT INFORMATION SYSTEMS

     Through a licensing agreement with High Touch, Inc., we utilize an integrated computerized management information and control system. Each store is equipped with a computer system utilizing point of sale software developed by High Touch. This system tracks individual components of revenue, each item in idle and rented inventory, total items on rent, delinquent accounts and other account information. We electronically gather each day's activity report, which provides our executive management with access to all operating and financial information about any of our stores, markets or regions and generates management reports on a daily, weekly, month-to-date and year-to-date basis for each store and for every rental purchase transaction. The system enables us to track each of our approximately 2,000,000 units of merchandise and each of our approximately 1,300,000 rental purchase agreements, which often include more than one item of merchandise. In addition, the system performs a daily sweep of available funds from our stores' depository accounts into our central operating account based on the balances reported by each store. Our system also includes extensive management software and report-generating capabilities. The reports for all stores are reviewed on a daily basis by executive management and unusual items are typically addressed the following business day. Utilizing the management information system, our executive management, regional directors, market managers and store managers closely monitor the productivity of stores under their supervision according to our prescribed guidelines.

     The integration of the management information system developed by High Touch with our accounting system, developed by Lawson Software, Inc., facilitates the production of the financial statements. These financial statements are distributed monthly to all stores, markets, regions and the executive management team for their review.

PURCHASING AND DISTRIBUTION

     Our executive management determines the general product mix in our stores based on analyses of customer rental patterns and the introduction of new products on a test basis. Individual store managers are responsible for determining the particular product selection for their store from the list of products approved by executive management. Store and market managers make specific purchasing decisions for the stores, subject to review by executive management. All merchandise is shipped by vendors directly to each store, where it is held for rental. We do not maintain any warehouse space. These practices allow us to retain tight control over our inventory and, along with our selection of products for which consistent historical demand has been shown, reduces the number of obsolete items in our stores.


     We purchase the majority of our merchandise from manufacturers, who ship directly to each store. Our largest suppliers include Whirlpool, Ashley, and Magnavox, who accounted for approximately 14.0%, 12.8%, and 12.3%, respectively, of merchandise purchased for the first three months of 2001 and 13.3%, 12.1%, and 11.3%, respectively, of merchandise purchased in 2000. No other supplier accounted for more than 10.0% of merchandise purchased during this period. We do not generally enter into written contracts with our suppliers. Although we expect to continue relationships with our existing suppliers, we believe that there are numerous sources of products available, and we do not believe that the success of our operations is dependent on any one or more of our present suppliers.


MARKETING


     We promote the products and services in our stores through direct mail advertising, radio, television and secondary print media advertisements. Our advertisements emphasize such features as product and brand-name selection, prompt delivery and the absence of initial deposits, credit investigations or long-term obligations. Advertising expense as a percentage of store revenue for the first three months of 2001 was approximately 4.1%, and for each of the years ended December 31, 2000 and 1999, was 4.0%. As we obtain new stores in our existing market areas, the advertising expenses of each store in the market can be reduced by listing all stores in the same market-wide advertisement.


     Mr. John Madden serves as our national advertising spokesman for the advertising campaign we launched in April 2000. Mr. Madden appears in our advertising media used in the campaign, including television and radio commercials, print, direct response and in-store signage. We believe his involvement in this campaign assists us in capturing new customers and establishes a stronger national identity for Rent-A-Center. Mr. Madden's agreement with us expires March 31, 2002.

COMPETITION


     The rent-to-own industry is highly competitive. According to industry sources and our estimates, the six largest industry participants account for approximately 4,300 of the 8,000 rent-to-own stores in the United States. We are the largest operator in the rent-to-own industry with 2,179 stores and 356 franchised locations as of March 31, 2001. Our stores compete with other national and regional rent-to-own businesses, as well as with rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, we also compete with department stores, credit card companies and discount stores. Competition is based primarily on store location, product selection and availability, customer service and rental rates and terms.


COLORTYME OPERATIONS


     ColorTyme is our nationwide franchisor of rent-to-own stores. At March 31, 2001, ColorTyme franchised 356 rent-to-own stores in 42 states. These rent-to-own stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories. For the first three months of 2001, one new franchisee and franchise location was added and nine were sold, including eight that we purchased. During 2000, 46 new franchise locations were added, five were merged with existing stores and 42 were sold, including 39 that we purchased. During that same period, the number of new franchisees operating stores under the ColorTyme name increased by 14.


     All but 12 of the ColorTyme franchised stores use ColorTyme's tradenames, service marks, trademarks, logos, emblems and indicia of origin. These 12 stores are franchises acquired in the Thorn Americas acquisition and continue to use the Rent-A-Center name. All stores operate under distinctive operating procedures and standards. ColorTyme's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. As franchisor, ColorTyme receives royalties of 2.0% to 4.0% of the franchisees' monthly gross revenue and, generally, an initial fee of between $7,500 per location for existing franchisees and up to $25,000 per location for new franchisees.

     ColorTyme has an arrangement with STI Credit Corporation, who provides inventory financing in amounts up to five times monthly revenues to qualifying franchisees. Under the agreement, if a franchisee fails to repay the loan, we may take ownership of the stores upon payment of the guaranteed amount.

     The ColorTyme franchise agreement generally requires the franchised stores to utilize specific computer hardware and software for the purpose of recording rentals, sales and other record keeping and central functions. ColorTyme retains the right to upload and download data, troubleshoot, and retrieve data and information from the franchised stores' computer systems.


     The franchise agreement also requires the franchised stores to exclusively offer for rent or sale only those brands, types, and models of products that ColorTyme has approved. The franchised stores are required to maintain an adequate mix of inventory that consists of approved products for rent as dictated by ColorTyme policy manuals, and must maintain on display such products as specified by ColorTyme. ColorTyme negotiates purchase arrangements with various suppliers it has approved. ColorTyme's largest supplier is Whirlpool, which accounted for approximately 12.0% of merchandise purchased by ColorTyme in the first three months of 2001 and 14.0% of merchandise purchased by ColorTyme in 2000.

     ColorTyme has established a national advertising fund for the franchised stores, whereby ColorTyme has the right to collect up to 3% of the monthly gross revenue from each franchisee as contributions to the fund. Currently, ColorTyme has set the monthly franchisee contribution at $250 per store per month. ColorTyme directs the advertising programs of the fund, generally consisting of advertising in print, television and radio. The franchisees also are required to expend 3% of their monthly gross revenue on local advertising.



     ColorTyme licenses the use of its trademarks to the franchisees under the franchise agreement. ColorTyme owns the registered trademarks ColorTyme(R), ColorTyme-What's Right for You(R), and FlexTyme(R), along with certain design and service marks.


     Some of ColorTyme's franchisees may be in locations where they directly compete with our company-owned stores, which could negatively impact the business, financial condition and operating results of our company-owned store.

     The ColorTyme franchise agreement provides us a right of first refusal to purchase the franchise location of a ColorTyme franchisee wishing to exit the business.

TRADEMARKS

     We own various registered trademarks, including Get the Good Stuff(R), the slogan used in our advertising campaign featuring Mr. Madden, Rent-A-Center(R), Renters Choice(R) and Remco(R). The products held for rent also bear trademarks and service marks held by their respective manufacturers.

EMPLOYEES

     As of March 31, 2001, we had approximately 12,500 employees, of whom approximately 240 were assigned to our headquarters and the remainder of whom were directly involved in the management and operation of our stores. As of the same date, we had approximately 20 employees dedicated to ColorTyme, all of whom were employed full-time. The employees of the ColorTyme franchisees are not employed by us. None of our employees, including ColorTyme employees, are covered by a collective bargaining agreement. We believe relationships with our employees and ColorTyme's relationships with its employees are generally good.

PROPERTIES

     We lease space for all of our stores, as well as our corporate and regional offices, under operating leases expiring at various times through 2010. Most of these leases contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas. Both our headquarters and ColorTyme's headquarters are located at 5700 Tennyson Parkway, Plano, Texas, and consist of approximately 77,158 and 5,116 square feet devoted to our operations and ColorTyme's operations, respectively. Store sizes range from approximately 1,400 to 20,000 square feet, and average approximately 4,125 square feet. Approximately 80% of each store's space is generally used for showroom space and 20% for offices and storage space.

     We believe that suitable store space generally is available for lease, and we would be able to relocate any of our stores without significant difficulty should we be unable to renew a particular lease. We also expect additional space is readily available at competitive rates to open new stores. Under various federal and state laws, lessees may be liable for environmental problems at leased sites even if they did not create, contribute to, or know of the problem. We are not aware of and have not been notified of any violations of federal, state or local environmental protection or health and safety laws, but cannot guarantee that we will not incur material costs or liabilities under these laws in the future.

GOVERNMENT REGULATION

     STATE REGULATION


     Currently 47 states and Puerto Rico have legislation regulating rental purchase transactions. We believe this existing legislation is generally favorable to us, as it defines and clarifies the various disclosures, procedures and transaction structures related to the rent-to-own business with which we must comply. With some variations in individual states, most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. Some state rental purchase laws prescribe grace periods for non-payment, prohibit or limit certain types of collection or other practices, and limit certain fees that may be charged. Nine states limit the total rental payments that can be charged. These limitations, however, do not become applicable in general unless the total rental payments required under agreements exceed 2.0 times to 2.4 times of the disclosed cash price or the retail value.


     Minnesota, which has a rental purchase statute, and Wisconsin and New Jersey, which do not have rental purchase statutes, have had court decisions which treat rental purchase transactions as credit sales subject to consumer lending restrictions. In response, we have developed and utilize separate rental agreements which do not provide customers with an option to purchase rented merchandise in both Minnesota and Wisconsin. In Wisconsin, customers are provided an opportunity to purchase the rented merchandise in a separate transaction. In New Jersey, we have provided increased disclosures and longer grace periods. We operate five stores in Minnesota, 27 stores in Wisconsin and 40 stores in New Jersey. See the section entitled "--Legal Proceedings."


     North Carolina and the District of Columbia have no rental purchase legislation. However, the retail installment sales statute in North Carolina recognizes that rental purchase transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute. We operate four stores in the District of Columbia and 86 stores in North Carolina.


     There can be no assurance that new or revised rental purchase laws will not be enacted or, if enacted, that the laws would not have a material and adverse effect on us.

     FEDERAL LEGISLATION

     No comprehensive federal legislation has been enacted regulating or otherwise impacting the rental purchase transaction. We do, however, comply with the Federal Trade Commission recommendations for disclosure in rental purchase transactions. From time to time, legislation has been introduced in Congress that would regulate the rental purchase transaction, including legislation that would subject the rental purchase transaction to interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. Any adverse federal legislation, if enacted, could have a material and adverse effect on us.

LEGAL PROCEEDINGS

     From time to time, we, along with our subsidiaries, are party to various legal proceedings arising in the ordinary course of business. Except as described below, we are not currently a party to any material litigation.


     Murray v. Rent-A-Center, Inc. In May 1999, the plaintiffs filed a putative nationwide class action in federal court in Missouri, alleging that we have discriminated against African Americans in our hiring, compensation, promotion and termination policies. Plaintiffs alleged no specific amount of damages in their complaint. Members of the regional class defined in our completed settlement of the Allen v. Thorn Americas, Inc. litigation would not be included in the Murray case. Discovery directed to the issue of the appropriateness of class certification has been completed and the hearing on plaintiff's motion for class certification was held on April 27, 2001. We anticipate a decision on this motion by late June 2001. We believe plaintiffs' claims in this suit are without merit. However, there can be no assurance that class certification will not be granted or that we will be found to have no liability.

     Colon v. Thorn Americas, Inc. The plaintiffs filed this class action in November 1997 in New York state court. This matter was assumed by us in connection with the Thorn Americas acquisition, and appropriate purchase accounting adjustments were made for these contingent liabilities. The plaintiffs acknowledge that rent-to-own transactions in New York are subject to the provisions of New York's Rental Purchase Statute but contend the Rental Purchase Statute does not provide Thorn Americas immunity from suit for other statutory violations. Plaintiffs allege Thorn Americas had a duty to disclose effective interest under New York consumer protection laws, and seek damages and injunctive relief for Thorn Americas' failure to do so. This suit also alleges violations relating to excessive and unconscionable pricing, late fees, harassment, undisclosed charges, and the ease of use and accuracy of its payment records. In their prayers for relief, the plaintiffs have requested the following:


      --   class certification;

      -- injunctive relief requiring Thorn Americas to (A) cease certain marketing practices, (B) price their rental purchase contracts in certain ways, and (C) disclose effective interest;

      --   unspecified compensatory and punitive damages;

      --   rescission of the class members' contracts;

      -- an order placing in trust all moneys received by Thorn Americas in connection with the rental of merchandise during the class period;

      --   treble damages, attorney's fees, filing fees and costs of suit;

      --   pre- and post-judgment interest; and

      --   any further relief granted by the court.

     The plaintiffs have not specified a specific amount on their damages request.

     The proposed class includes all New York residents who were party to Thorn Americas' rent-to-own contracts from November 26, 1991 through November 26, 1997. We are vigorously defending this action. In November 2000, following interlocutory appeal by both parties from the denial of cross-motions for summary judgment, we obtained a favorable ruling from the Appellate Division of the State of New York, dismissing plaintiffs' claims based on the alleged failure to disclose an effective interest rate. Plaintiffs' other claims were not dismissed. Plaintiff moved to certify a state-wide class in December 2000. Discovery is now underway. We intend to vigorously oppose class certification. Although there can be no assurance that our position will prevail, or that we will be found not to have any liability, we believe the decision by the Appellate Division to be a significant and favorable development in this matter.

     Wisconsin Attorney General Proceeding. On August 4, 1999, the Wisconsin Attorney General filed suit against us and our subsidiary ColorTyme in the Circuit Court of Milwaukee County, Wisconsin, alleging that our rent-to-rent transaction violates the Wisconsin Consumer Act and the Wisconsin Deceptive Advertising Statute. The Attorney General claims that our rent-to-rent transaction, coupled with the opportunity afforded our customers to purchase rental merchandise under what we believe is a separate transaction, is a disguised credit sale subject to the Wisconsin Consumer Act. Accordingly, the Attorney General alleges that we have failed to disclose credit terms, misrepresented the terms of the transaction and engaged in unconscionable practices. We currently operate 27 stores in Wisconsin.

     The Attorney General seeks injunctive relief, restoration of any losses suffered by any Wisconsin consumer harmed and civil forfeitures and penalties in amounts ranging from $50 to $10,000 per violation. The Attorney General's claim for monetary penalties applies to at least 6,240 transactions through February 28, 2001.

     Since the filing of this suit, we have attempted to negotiate a mutually satisfactory resolution of these claims with the Wisconsin Attorney General's office, including the consideration of possible changes in our business practices in Wisconsin. To date, we have not been successful, but our efforts are ongoing. If we are unable to negotiate a settlement with the Attorney General, we intend to litigate the suit. Discovery is underway, and a pre-trial conference has been set for August 2001. Although we cannot assure you that we will be found to have no liability in this matter, we believe its ultimate resolution will not have a material adverse effect upon us.


     Wilfong, et. al. v. Rent-A-Center, Inc./Margaret Bunch, et. al. v. Rent-A-Center, Inc. In August 2000, a putative nationwide class action was filed against us in federal court in East St. Louis, Illinois by Claudine Wilfong and 18 other plaintiffs, alleging that we engaged in class-wide gender discrimination following our acquisition of Thorn Americas. In December 2000, a similar suit filed by Margaret Bunch in federal court in the Western District of Missouri was amended to allege similar class action claims. The allegations underlying these matters involve charges of wrongful termination, constructive discharge, disparate treatment and disparate impact. With respect to the Wilfong matter, the plaintiffs, in their prayer for relief, have requested class certification, injunctive relief, actual damages of $410,000,000, unspecified compensatory and punitive damages, attorney's fees, filing fees and costs of suit, pre-judgment interest, and any further relief granted by the court. In the Bunch matter, the plaintiffs make similar requests for relief, although no specific amounts are claimed as actual damages. In addition, the U.S. Equal Employment Opportunity Commission filed a motion to intervene on behalf of the plaintiffs in the Wilfong matter, which we have opposed. A decision on the motion is pending. Although these cases are in the early stages, we believe the claims are without merit. We cannot assure you, however, that we will be found to have no liability for these matters.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The executive officers and directors of Rent-A-Center, and their respective ages and positions as of May 8, 2001, are as follows:



NAME                                    AGE                  POSITION
----                                    ---                  --------
J. Ernest Talley(1)...................  66    Chairman of the Board of Directors and
                                                Chief Executive Officer
Mitchell E. Fadel.....................  43    President, Director
L. Dowell Arnette.....................  53    Executive Vice President--Growth,
                                                Director
Dana F. Goble.........................  35    Executive Vice President and Chief
                                                Operating Officer
Robert D. Davis.......................  29    Senior Vice President--Finance, Chief
                                                Financial Officer and Treasurer
Bradley W. Denison....................  40    Senior Vice President--General Counsel
Anthony M. Doll.......................  32    Senior Vice President
C. Edward Ford, III...................  34    Senior Vice President
John H. Whitehead.....................  51    Senior Vice President
David A. Kraemer......................  39    Senior Vice President
William C. Nutt.......................  44    Senior Vice President
Timothy J. Stough.....................  45    Senior Vice President
Mark S. Connelly......................  38    Senior Vice President
David G. Ewbank.......................  44    Senior Vice President
David M. Glasgow......................  32    Corporate Secretary
Laurence M. Berg(2)...................  35    Director
Peter P. Copses(1)(3).................  42    Director
J.V. Lentell(1)(2)(3).................  62    Director
Joseph V. Mariner(2)(3)...............  80    Director
Mark E. Speese........................  43    Director


---------------

(1) Member of Finance Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     J. Ernest Talley has served as Chairman of our board of directors since May 1989 and Chief Executive Officer since November 1994. Mr. Talley operated a rent-to-own business from 1963 to 1974 in Wichita, Kansas, which he sold to Remco (later acquired by Thorn Americas and acquired by us as part of the Thorn Americas acquisition) in 1974. From 1974 to 1988, he was involved in the commercial real estate business in Dallas, Texas. Mr. Talley co-founded Talley Lease to Own, Inc. with his son, Michael C. Talley, in 1987 and served as a director and Chief Executive Officer of that company from 1988 until its merger with us on January 1, 1995. Mr. Talley's term as a director expires at our 2001 annual stockholders meeting.

     Mitchell E. Fadel has served as our President since July 2000 and as a director since December 2000. From 1992 until July 2000, Mr. Fadel served as President and Chief Executive Officer of ColorTyme. We acquired ColorTyme in May 1996. From 1983 to 1991, Mr. Fadel was a Regional Manager for Thorn Americas and its affiliates. Mr. Fadel's term as director expires at our 2001 annual stockholders meeting.

     L. Dowell Arnette has served as a director since May 1999 and as our Executive Vice President--Growth since July 2000. Mr. Arnette served as our President from April 1999 until July 2000. From March 1999 until March 2000, Mr. Arnette also served as our Chief Operating Officer. From September 1996 until March 1999, Mr. Arnette served as our Executive Vice President. From May 1995 to September 1996,

Mr. Arnette served as one of our Senior Vice Presidents. From November 1994 to May 1995, he served as one of our Regional Vice Presidents. From 1993 to November 1994, he served as our regional manager responsible for the Southeastern U.S. region. From 1975 until 1993, Mr. Arnette was an Executive Vice President of DEF Investments, Inc., an operator of rent-to-own stores. We acquired substantially all of the assets of DEF and its subsidiaries in April 1993. Mr. Arnette is the brother of Joe T. Arnette, our Vice President--Training & Personnel. Mr. Arnette's term as a director expires at our 2002 annual stockholders meeting.

     Dana F. Goble has served as our Chief Operating Officer since March 2000 and as one of our Executive Vice Presidents since March 1999. From December 1996 until March 1999, Mr. Goble served as one of our Senior Vice Presidents, and from May 1995 until December 1996, Mr. Goble served as one of our Regional Vice Presidents. From April 1993 to May 1995, Mr. Goble served as our regional manager for the Detroit, Michigan area.


     Robert D. Davis has served as our Senior Vice President--Finance since September 1999, our Chief Financial Officer since March 1999 and our Treasurer since January 1997. Between September 1998 and September 1999, Mr. Davis served as our Vice President--Finance and Treasurer. Between June 1997 and September 1998, Mr. Davis served as our Treasurer. From January 1997 until June 1997, Mr. Davis served as our Assistant Secretary and Treasurer. Between June 1995 and January 1997, Mr. Davis served as our Payroll Supervisor and from June 1993 to June 1995 served as an accountant for us. Mr. Davis is a licensed certified public accountant in the State of Texas.


     Bradley W. Denison has served as our Senior Vice President--General Counsel since October 1998. Between September 1996 and October 1998, Mr. Denison served as Vice President and Assistant General Counsel for Thorn Americas, Inc. From August 1996 to October 1996, Mr. Denison served as Associate General Counsel for Thorn Americas, and from June 1994 until August 1996, Mr. Denison served as Director and Chief Counsel for Thorn Americas. Prior to that time, Mr. Denison served as a Staff Attorney for Thorn Americas.

     Anthony M. Doll has served as one of our Senior Vice Presidents since September 1998. From September 1996 until September 1998, Mr. Doll served as one of our Regional Vice Presidents. Between May 1995 and September 1996, Mr. Doll served as our regional manager for the Detroit, Michigan area. From April 1993 to May 1995, Mr. Doll served as the manager of our stores in Michigan.

     C. Edward Ford, III has served as one of our Senior Vice Presidents since September 1998. From January 1997 until September 1998, Mr. Ford served as a one of our Regional Vice Presidents. Between November 1994 until January 1997, Mr. Ford served as our regional manager for the Tennessee region. From July 1993 until November 1994, Mr. Ford served as one of our store managers.

     John H. Whitehead has served as one of our Senior Vice Presidents since September 1997. Between May 1995 and September 1997, Mr. Whitehead served as one of our Regional Vice Presidents. From July 1993 to May 1995, Mr. Whitehead served as our regional manager for the Atlanta, Georgia area.

     David A. Kraemer has served as one of our Senior Vice Presidents since September 1998. From December 1995 until September 1998, Mr. Kraemer served as one of our Regional Vice Presidents. Prior to that time, Mr. Kraemer served as a Divisional Vice President for MRTO Holdings from November 1990 until we acquired MRTO Holdings in September 1995.

     William C. Nutt has served as one of our Senior Vice Presidents since May 1998. Between December 1995 until May 1998, Mr. Nutt served as one of our Regional Vice Presidents. From December 1992 through December 1995, Mr. Nutt served as our regional manager for the Northeast Ohio area.

     Timothy J. Stough has served as one of our Senior Vice Presidents since February 1, 2000. From September 1998 until February 2000, Mr. Stough served as one of our Regional Directors. From January 1998 to September 1998, Mr. Stough served as a Regional Director for Thorn Americas, overseeing stores from South Carolina to Vermont. From 1987 to 1998, Mr. Stough served as a Market Manager for Thorn Americas in North Carolina, South Carolina and Tennessee.

     Mark S. Connelly has served as one of our Senior Vice Presidents since September 1999. Between June 1998 and September 1999, Mr. Connelly served as one of our Regional Vice Presidents. Between February 1998 and May 1998, Mr. Connelly served as a Division Manager of Central Rents, which we acquired in May 1988. From October 1997 to February 1998, Mr. Connelly acted as Director of Operations/Acquisitions of Spin Cycle, a start-up chain of coin-operated laundromats. From April to October 1997, Mr. Connelly was a group manager with Rent Mart, a rent-to-own subsidiary of The Associates. From June 1996 through March 1997, Mr. Connelly was the Vice President-Operations of Trans Texas Capital, a franchisee of ColorTyme. From January 1995 to May 1995, Mr. Connelly served as the Midwest area manager of Remco America.

     David G. Ewbank has served as one of our Senior Vice Presidents since August 2000. From August 1999 until August 2000, Mr. Ewbank served as one of our Regional Directors. From October 1997 through August 1999, Mr. Ewbank served as one of our Market Managers. From August 1996 until October 1997, Mr. Ewbank served as one of our store managers. Prior to joining us in August 1996, Mr. Ewbank served as a store manager for First Cash Pawn.

     David M. Glasgow has served as our Corporate Secretary since June 1995. Between June 1995 to June 1997, Mr. Glasgow also served as our Treasurer. From March 1995 to June 1995, Mr. Glasgow served as our accounting operations supervisor, and from June 1993 to March 1995, Mr. Glasgow served as one of our accountants.

     Laurence M. Berg has served as one of our directors since August 1998. Mr. Berg has been associated since 1992 and a principal since 1995 with Apollo Advisors, L.P., which together with its affiliates, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P., Apollo Investment Fund III, L.P., and Apollo Investment Fund IV, L.P. Mr. Berg is also a director of Berlitz International, Inc., a provider of language services. Mr. Berg serves as one of the two directors elected by the holders of our Series A preferred stock. Mr. Berg's term as a director expires at our 2002 annual stockholders meeting.

     Peter P. Copses has served as one of our directors since August 1998. Since 1990, Mr. Copses has been a principal of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P., Apollo Investment Fund III, L.P. and Apollo Investment Fund IV, L.P. Mr. Copses is also a director of Zale Corporation, an operator of specialty retail jewelry stores. Mr. Copses serves as one of the two directors elected by the holders of our Series A preferred stock. Mr. Copses' term as a director expires at our 2001 annual stockholders meeting.

     J. V. Lentell has served as one of our directors since February 1995. Mr. Lentell was employed by Kansas State Bank & Trust Co., Wichita, Kansas, from 1966 through July 1993, serving as Chairman of the Board from 1981 through July 1993. Since July 1993, he has served as a director and Vice Chairman of the board of directors of Intrust Bank, N.A., successor by merger to Kansas State Bank & Trust Co. Mr. Lentell's term as a director expires at our 2003 annual stockholders meeting.

     Joseph V. Mariner, Jr. has served as one of our directors since February 1995. Until his retirement in 1978, Mr. Mariner served as Chairman of the board of directors and Chief Executive Officer of Hydrometals, Inc., a large conglomerate with subsidiaries engaged in the manufacture of retail plumbing supplies, non-powered hand tools and electronic components. Mr. Mariner currently serves as a director of Temtex Industries, Inc., a manufacturer of energy efficient fireplaces and gas logs, Peerless Mfg. Co., a manufacturer of heavy oil and gas filtration equipment and Dyson Kissner Moran Corp., a New York based private investment company engaged in acquiring and operating a multitude of manufacturing companies with additional holdings in real estate. Mr. Mariner's term as a director expires at our 2003 annual stockholders meeting. However, Mr. Mariner has informed us that he intends to resign from our board of directors following our 2001 annual stockholders meeting.


     Mark E. Speese has served as one of our directors since 1990. Mr. Speese previously served as our Vice Chairman from September 1999 until March 2001. From 1990 until April 1999, Mr. Speese served as our President. Mr. Speese also served as our Chief Operating Officer from November 1994 until March 1999. From our inception in 1986 until 1990, Mr. Speese served as a Vice President responsible for our New Jersey operations. Prior to joining us, Mr. Speese was a regional manager for Thorn Americas from 1979 to 1986. Mr. Speese's term as a director expires at our 2002 annual meeting.

                              SELLING STOCKHOLDERS

     In this prospectus, we refer to the entities or individuals listed below and any family member, trust or trust instrument to whom they may rightfully transfer their shares as selling stockholders. The following table sets forth certain information as of March 31, 2001 with respect to each selling stockholder:


                                   SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                  OWNED BEFORE OFFERING                       OWNED AFTER OFFERING
                                 -----------------------    SHARES OFFERED    --------------------
NAMES OF SELLING STOCKHOLDER(1)    NUMBER        PERCENT        HEREBY         NUMBER      PERCENT
-------------------------------  ----------      -------    --------------    ---------    -------
J. Ernest Talley..............    4,928,165(2)    19.5%       1,700,000(3)    3,228,165     12.3%
Mark E. Speese................    1,760,832(4)     7.0%         500,000       1,260,832      4.8%


------------

(1) For a description of relationships between us and the selling stockholders, please refer back to the section entitled "Management."

(2) Includes (A) 1,903,166 shares of common stock held directly by him, (B) 24,999 shares underlying stock options which are currently exercisable, (C) 1,579,809 shares held by the Talley 1999 Trust, a trust organized under the laws of the State of Texas of which Mr. Talley is the sole trustee, (D) 1,000,000 shares held by Talley Partners, Ltd., a Texas limited partnership, whose sole general partner is Talley Management, Inc., a Texas corporation, and (E) 420,191 shares held by Mr. Talley's spouse.

(3) Includes (A) 700,000 shares held by Mr. Talley directly and (B) 1,000,000 shares held by Talley Partners, Ltd., a Texas limited partnership, whose sole general partner is Talley Management, Inc., a Texas corporation, an entity controlled by Mr. Talley.


(4) Includes (A) 1,251,832 shares held directly by him, (B) 9,000 shares underlying options which are currently exercisable, (C) 250,000 shares held by the Mark Speese 2000 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Texas, of which Mr. Speese is the sole trustee, and (D) 250,000 shares held by the Carolyn Speese 2000 Grantor Retained Annuity Trust, a trust organized under the laws of the State of Texas, of which Mr. Speese is the sole trustee.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws.



     Under our certificate of incorporation, we are authorized to issue 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, each with a par value $.01 per share. As of March 31, 2001, 25,185,314 shares of common stock were outstanding and 284,412 shares of Series A preferred stock were outstanding. No other series of preferred stock is outstanding. On March 20, 2001, our board of directors adopted a resolution to amend our certificate of incorporation to increase the number of authorized shares of common stock to 125,000,000. This amendment will be considered by our stockholders at our 2001 annual meeting to be held on May 15, 2001.


COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, and a majority vote is required for most actions by stockholders. Cumulative voting of shares of common stock is prohibited. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of assets legally available therefor, subject to the payment of any preferential dividends and the setting aside of sinking funds or redemption accounts, if any, with respect to any preferred stock that from time to time may be outstanding. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in that series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation.

SERIES A PREFERRED STOCK

     To finance a portion of the cost of our acquisition of Thorn Americas, we issued to certain affiliates of Apollo Management IV, L.P., a total of 250,000 shares of preferred stock, consisting of 134,414 shares of Series A preferred stock and consisting of 115,586 shares of Series B preferred stock, at $1,000 per share, resulting in aggregate proceeds to us of $250 million. In addition, we issued to an affiliate of Bear, Stearns & Co. Inc. a total of 10,000 shares of preferred stock, consisting of 5,377 shares of Series A preferred stock and consisting of 4,623 shares of Series B preferred stock, at $1,000 per share in August 1998, resulting in aggregate proceeds to us of $10 million. In October 1998, all of the shares of Series B preferred stock were converted into Series A preferred stock and no shares of Series B are outstanding. The terms of the Series A preferred stock are summarized below.

     Liquidation Preference. Our Series A preferred stock has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of our common stock until the holders of our Series A preferred stock have received the liquidation preference.

     Dividends. Holders of Series A preferred stock are entitled to receive quarterly dividends at the rate of $37.50 per annum per share of Series A preferred stock. Until August 5, 2003, dividends on the Series A preferred stock may be paid, at our option, in cash or in additional shares of Series A preferred stock. We currently pay our dividends in additional shares of Series A preferred stock because of restrictive provisions in our senior credit facilities. Our senior credit facilities agreement will allow us to pay cash dividends on our Series A preferred stock beginning in August 2003 so long as we are not in default under that agreement. Cash dividend payments are also subject to the restrictions in the indenture governing our subordinated notes. These restrictions in the indenture would not currently prohibit the payment of cash dividends. For each quarter between October 1, 2000 until September 30, 2001, dividends shall not be paid or accrued on any share of Series A preferred stock for any quarter in which the average stock price for the 15 consecutive trading days immediately preceding the payment date is equal to or greater than $55.87. For each quarter after September 30, 2001, dividends shall not be paid or accrued on any share of Series A preferred stock in any quarter in which the average stock price for the 15 consecutive trading days immediately preceding the payment date is equal to or greater than $27.935, accumulated forward to the payment date at a compound annual growth rate of 25% per annum, compounded quarterly.


     Conversion Price. Holders of our Series A preferred stock may convert their shares of Series A preferred stock at any time into shares of our common stock at a price equal to $27.935 per share. The conversion price is adjusted downward in certain situations, including if we do any of the following, in each case other than through the conversion of Series A preferred stock or under one of our benefits plans:

      -- issue additional common stock at less than the average stock price for the 15 consecutive trading days immediately preceding the pricing date for the common stock;

      -- issue or sell warrants or other rights to the holders of our common stock if the consideration paid by the holders is less than the average stock price for the 15 consecutive trading days immediately preceding the date of issue or sale; and

      -- issue securities convertible into our common stock if the consideration paid by the holders for the underlying common stock is less than the average stock price for the 15 consecutive trading days immediately preceding the date of issue.

     If the conversion price is adjusted downward, it becomes effectively cheaper for the Series A preferred stockholders to convert their Series A preferred stock into our common stock, and more shares of common stock would be issued upon conversion which would result in dilution for all holders of common stock.


     The Series A preferred stock contains antidilution provisions that reduce the conversion price if, among other things, we sell common stock at a price to public lower than the average closing price for the previous 15 trading days. Changes in the conversion price of less than 1% do not get made immediately, but cumulate in determining future conversion price adjustments. The price to public would have to be approximately 26.3% lower than the average closing price for the previous 15 days for this offering to result in a 1% ($.28 per share) reduction in the conversion price. A 1% decrease in the conversion price would result in the issuance of approximately an additional 103,000 shares of common stock.



     Optional Redemption. The Series A preferred stock is not redeemable until August 5, 2002. Thereafter, we may redeem all but one share of the Series A preferred stock at any time at 105% of the liquidation preference of the Series A preferred stock. Certain affiliates of Apollo Management IV, L.P. may reserve from redemption one share of Series A preferred stock until such time as it and its permitted transferees own less than 83,333 shares of Series A preferred stock, or, if they have converted their shares into common stock, less than 2,983,116 shares of common stock.



     Mandatory Redemption. Holders of our Series A preferred stock have the right to require us to redeem their Series A preferred stock on the earliest of a change of control, the date upon which our common stock is not listed for trading on a United States national securities exchange or the Nasdaq National Market or August 5, 2009, at a price equal to the liquidation preference of the Series A preferred stock.


     Board Representation. Holders of our Series A preferred stock are entitled to designate and elect two individuals to our board of directors. Each of our board's audit committee, compensation committee and finance committee must have one director elected by the holders of our Series A preferred stock.

     Voting Rights. Holders of our Series A preferred stock are entitled to vote on all matters presented to the holders of common stock. The number of votes per share of Series A preferred stock shall be equal to the number of votes associated with the underlying voting common stock into which the Series A preferred stock is convertible.

     Negative Covenants. As long as shares of Series A preferred stock are outstanding, we are not permitted, without the consent of the holders of our Series A preferred stock, to:

      -- increase the number of shares of Series A preferred stock or issue any shares of Series A preferred stock;

      --   issue any new class or series of equity security;

      -- amend the designations, preferences and relative rights and limitations and restrictions of the Series A preferred stock;

      -- amend our certificate of incorporation or bylaws in a manner that negatively impacts the holders of our Series A preferred stock;

      -- redeem or otherwise acquire for value any shares of common stock or declare or pay any dividend or make any distribution on shares of common stock;

      -- increase the number of directors on our board of directors to a number greater than eight;

      -- enter into any agreement with or for the benefit of any of our affiliates with a value in excess of $5 million;

      --   voluntarily liquidate, dissolve or wind up our affairs;

      --   sell substantially all of our assets; or

      -- merge, consolidate or enter into any other business combination other than with a wholly-owned subsidiary.

     As long as shares of our Series A preferred stock are outstanding, we are not permitted, without the consent of the finance committee of our board of directors, to issue debt or equity securities with a value in excess of $10 million. Further, the issuance of equity securities with a value in excess of $10 million requires the unanimous written consent of the finance committee of our board of directors while any of the shares of our Series A preferred stock are outstanding, unless the issuance is for:

      -- a common stock offering prior to August 5, 2001 in which the selling price is equal to or greater than $55.87, subject to certain adjustments;

      -- a common stock offering after August 5, 2001 in which the selling price is equal to or greater than the price that would imply a 25% or greater internal rate of return, compounded quarterly, on the conversion price; or

      -- an issuance of equity in connection with an acquisition if the issuance is equal to or less than 10% of our outstanding common stock, calculated on post-issuance of the shares of common stock.

If the issuance of equity securities meets any of the requirements described above, only the affirmative vote of the finance committee is required.

REGISTRATION RIGHTS AGREEMENTS

     In connection with the issuance of our Series A preferred stock, we entered into registration rights agreements with the Apollo entities and RC Acquisition Corp., an affiliate of Bear, Stearns & Co. The registration rights agreement with the Apollo entities grants the Apollo entities the right to request that their shares be registered, subject to our right, upon the advice of our managing underwriter, to reduce the number of shares proposed to be registered by the demanding holders and other holders. We will be obligated to effect only two registrations upon one of these requests by holders of registration rights. The registration rights agreements with the Apollo entities and RC Acquisition Corp. grant the holders of our Series A preferred stock the unlimited right to request that their shares be included in any company-initiated registration of shares other than registrations relating primarily to employee benefit plans, exchange offers or rights offerings to existing stockholders. In subsequent registrations, the underwriters may, if in their opinion inclusion of the shares would materially and adversely affect the success of the registration, exclude all or part of the shares requested to be registered by the holders of these registration rights. In addition, we must pay for legal expenses incurred by of the holders of our Series A preferred stock in exercising their registration rights under the registration rights agreements.


CERTAIN ANTI-TAKEOVER MATTERS

     Advance Notice Requirements. Our bylaws require that, to be considered at the annual meeting, notice of stockholder proposals relating to the nomination of candidates for election of directors must be timely delivered to us in writing not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. The notice must also contain certain information specified in our bylaws. The advance notice requirements, by prescribing the types of business that could be presented to stockholders during annual meetings, could discourage takeover bids initiated by hostile tender offer, proxy contest or the removal of the existing board of directors and management.


     Authorized but Unissued or Undesignated Capital Stock. We are authorized to issue 5,000,000 shares of preferred stock, of which 284,412 were outstanding as of March 31, 2001. Our certificate of incorporation grants our board of directors broad power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock and to issue the shares in one or more transactions. The issuance of shares of preferred stock under the board of directors' authority described above may have the effect of delaying, deferring or preventing a change in control of our company and could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In addition, the issuance of large blocks of common stock may have the effect of delaying, deferring or preventing a change in control of our company. Our board of directors does not currently intend to seek stockholder approval prior to any issuance of common stock or preferred stock, unless otherwise required by law.


     Change in Control Provisions. Some of our material agreements contain change in control provisions which, in the event of a change in control, would result in events of default, accelerate payment obligations, or require redemptions. These agreements include:

      -- our certificate of designations governing our Series A preferred stock, which would require us to redeem the outstanding shares of Series A preferred stock in the event of a change in control;

      -- our senior credit facilities, which state that a change in control constitutes an event of default and would permit the applicable lenders to accelerate our then outstanding indebtedness; and

      -- our indenture governing our subordinated notes, which would require us to offer to redeem all of the outstanding notes at 101% of their principal amount, plus accrued interest to the date of repurchase in the event of a change in control.

     The change in control provisions in these material agreements may discourage, delay, defer or prevent a change in control of our company.

     Delaware Anti-Takeover Statute.  We are a Delaware corporation subject to
Section 203 of the Delaware General Corporation Law. In general Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

      -- prior to that date, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder; or

      -- upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

      -- on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder and an "interested stockholder" is a person who, together with affiliates and associates, beneficially owns 15% or more of the corporation's outstanding voting stock.

     Limitation of Director Liability. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

      -- any breach of the director's duty of loyalty to us or our stockholders;

      -- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      -- violations under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

      -- any transaction from which the director derived an improper personal benefit.

These provisions in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders. These provisions do not limit or affect a stockholder's ability to seek and obtain relief under the federal securities laws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock and Series A preferred stock is Mellon Investor Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE


     The 3,200,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any such shares which may be acquired by an "affiliate" of ours as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.


     The shares of our common stock that will continue to be held by our affiliates, including Apollo, after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by them in the open market after the offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below. We have previously granted certain registration rights to the holders of our Series A preferred stock.

     Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

      --   1% of the then outstanding shares of common stock; and

      -- the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the company.


     In the event that any person who is deemed to be an affiliate for Rule 144 purposes purchases shares of our common stock in this offering or acquires shares of our common stock under an employee benefit plan of ours, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.


     Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. Any shares distributed by Apollo will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates for Rule 144 purposes. Our affiliates would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.

     Our directors, officers and certain of our 5% stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to certain exceptions.


     An aggregate of 6,200,000 shares of our common stock are reserved for issuance under the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan. We have filed registration statements on Form S-8 covering the issuance of shares of our common stock under our Long-Term Incentive Plan. Accordingly, the shares issued under our Long-Term Incentive Plan will be freely tradable, subject to the restrictions on resale by affiliates under Rule 144. We intend to increase the number of shares reserved for issuance under our Long Term Incentive Plan from 6,200,000 to 7,900,000.


     We have previously entered into registration rights agreements with Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and RC Acquisition Corp., an affiliate of Bear, Stearns & Co. Inc. These agreements provide Apollo and RC Acquisition Corp. with the right, subject to certain exceptions, to include our common stock in any registration of common stock made by us for our own account or for the account of our other stockholders. We currently do not have any other registration rights outstanding.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and The Robinson-Humphrey Company, LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have severally agreed to sell to them, the number of shares of our common stock indicated.


                                                             NUMBER
NAME                                                        OF SHARES
----                                                        ---------
Morgan Stanley & Co. Incorporated........................
Bear, Stearns & Co. Inc. ................................
Lehman Brothers Inc. ....................................
The Robinson-Humphrey Company, LLC.......................

                                                            ---------
          Total..........................................   3,200,000
                                                            =========



     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the delivery of legal opinions by their counsel as well as other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment option described below.


     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
No underwriter will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.


     We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 480,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would
be $          , the total underwriters' discounts and commissions would be
$          and the total proceeds to           would be $          before
deducting estimated offering expenses of $485,500.

     We, our directors and executive officers and the selling stockholders have each agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, subject to certain exceptions, not to, directly or indirectly:


      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, distribute to members or partners or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or thereafter acquired directly from us); or


      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The foregoing restrictions do not apply to:

      --   the sale of shares to the underwriters;


      -- bona fide gifts, provided the recipient agrees to be bound to the foregoing restrictions;



      -- transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;


      -- the common stock issuable upon conversion of our Series A preferred stock;


      -- options granted or stock issued upon the exercise of outstanding stock options or otherwise under our stock incentive or employee stock purchase plans;



      -- the sale or transfer of shares of securities, in connection with a sale of the company pursuant to an offer made on substantially the same terms to all stockholders and of which the underwriters have been notified in writing; or



      -- with the consent of Morgan Stanley & Co. Incorporated, securities issued by us in connection with an acquisition of a business or assets.



     A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The lead manager will make allocations to underwriters that may make Internet distributions on the same basis as it makes other allocations.


     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us. In August 1998, we issued to an affiliate of Bear, Stearns & Co. Inc., a member of the underwriting syndicate in this offering, 5,377 shares of Series A preferred stock and 4,623 shares of Series B preferred stock (since converted into Series A preferred stock), at $1,000 per share, resulting in aggregate proceeds to us of $10 million.

     We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Winstead Sechrest & Minick P.C., Dallas, Texas. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, included and incorporated in this prospectus have been so included and incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read this information at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on its regional public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

      -- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;


      --   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
           2001;


      -- The portions of our proxy statement for our 2001 annual meeting of our stockholders that have been incorporated by reference into our annual report; and


      -- The description of the common stock contained in our Form 8-A (file no. 0-25370), filed with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as updated in any amendment or report filed for such purpose.


     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Rent-A-Center, Inc.
                         Attention: Corporate Secretary
                             5700 Tennyson Parkway
                                  Third Floor
                               Plano, Texas 75024
                           Telephone: (972) 801-1100

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
RENT-A-CENTER, INC. AND SUBSIDIARIES
Report of Independent Certified Public Accountants..........  F-2
Consolidated Financial Statements
  Balance Sheets............................................  F-3
  Statements of Earnings....................................  F-4
  Statement of Stockholders' Equity.........................  F-5
  Statements of Cash Flows..................................  F-6
Notes to Consolidated Financial Statements..................  F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Rent-A-Center, Inc.

     We have audited the accompanying consolidated balance sheets of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                            GRANT THORNTON LLP

Dallas, Texas
February 9, 2001

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                              DECEMBER 31,
                                                         -----------------------    MARCH 31,
                                                            1999         2000         2001
                                                         ----------   ----------   -----------
                                                                                   (UNAUDITED)
                                     ASSETS

Cash and cash equivalents..............................  $   21,679   $   36,495   $   27,541
  Accounts receivable--trade...........................       3,883        3,254        3,654
  Prepaid expenses and other assets....................      27,867       31,805       37,330
  Rental merchandise, net
     On rent...........................................     425,469      477,095      515,395
     Held for rent.....................................     105,754      110,137      110,869
  Property assets, net.................................      82,657       87,168       89,920
  Deferred income taxes................................     110,367       32,628       24,331
  Intangible assets, net...............................     707,324      708,328      702,537
                                                         ----------   ----------   ----------
                                                         $1,485,000   $1,486,910   $1,511,577
                                                         ==========   ==========   ==========

                                  LIABILITIES

Accounts payable--trade................................  $   53,452   $   65,696   $   77,332
Accrued liabilities....................................     106,796       89,560      104,652
Senior debt............................................     672,160      566,051      528,135
Subordinated notes payable.............................     175,000      175,000      175,000
                                                         ----------   ----------   ----------
                                                          1,007,408      896,307      885,119
COMMITMENTS AND CONTINGENCIES..........................          --           --           --
PREFERRED STOCK
  Redeemable convertible voting preferred stock, net of
     placement costs, $.01 par value; 5,000,000 shares
     authorized; 271,426 and 281,756 shares issued and
     outstanding in 1999 and 2000, respectively, and
     284,412 shares at March 31, 2001..................     270,902      281,232      283,888
STOCKHOLDERS' EQUITY
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 25,297,458 and 25,700,058 shares
     issued in 1999 and 2000, respectively, and
     26,175,413 shares at March 31, 2001...............         253          257          262
  Additional paid-in capital...........................     105,627      115,607      129,346
  Accumulative comprehensive loss......................          --           --       (2,888)
  Retained earnings....................................     125,810      218,507      240,850
                                                         ----------   ----------   ----------
  Treasury stock, 990,099 shares at cost...............     (25,000)     (25,000)     (25,000)
                                                         ----------   ----------   ----------
                                                            206,690      309,371      342,570
                                                         ----------   ----------   ----------
                                                         $1,485,000   $1,486,910   $1,511,577
                                                         ==========   ==========   ==========


        The accompanying notes are an integral part of these statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,              MARCH 31,
                                       ----------------------------------   -------------------
                                         1998        1999         2000        2000       2001
                                       --------   ----------   ----------   --------   --------
                                                                                (UNAUDITED)
Revenues
  Store
     Rentals and fees................  $711,443   $1,270,885   $1,459,664   $350,320   $393,123
     Merchandise sales...............    41,456       88,516       81,166     27,339     30,759
     Other...........................     7,282        2,177        3,018        492      1,330
  Franchise
     Merchandise sales...............    44,365       49,696       51,769     12,891     13,027
     Royalty income and fees.........     5,170        5,893        5,997      1,484      1,463
                                       --------   ----------   ----------   --------   --------
                                        809,716    1,417,167    1,601,614    392,526    439,702
Operating expenses
  Direct store expenses
     Depreciation of rental
       merchandise...................   164,651      265,486      299,298     71,728     80,812
     Cost of merchandise sold........    32,056       74,027       65,332     22,830     21,555
     Salaries and other expenses.....   423,750      770,572      866,234    208,525    242,219
  Franchise cost of merchandise
     sold............................    42,886       47,914       49,724     12,441     12,494
                                       --------   ----------   ----------   --------   --------
                                        663,343    1,157,999    1,280,588    315,524    357,080
  General and administrative
     expenses........................    28,715       42,029       48,093     11,475     12,869
  Amortization of intangibles........    15,345       27,116       28,303      6,975      7,268
  Class action litigation
     settlements.....................    11,500           --      (22,383)        --         --
                                       --------   ----------   ----------   --------   --------
          Total operating expenses...   718,903    1,227,144    1,334,601    333,974    377,217
                                       --------   ----------   ----------   --------   --------
          Operating profit...........    90,813      190,023      267,013     58,552     62,485
Interest expense.....................    39,144       75,673       74,324     19,008     16,510
Non-recurring financing costs........     5,018           --           --         --         --
Interest income......................    (2,004)        (904)      (1,706)      (257)      (361)
                                       --------   ----------   ----------   --------   --------
          Earnings before income
            taxes....................    48,655      115,254      194,395     39,801     46,336
Income tax expense...................    23,897       55,899       91,368     18,912     21,338
                                       --------   ----------   ----------   --------   --------
          Net earnings...............    24,758       59,355      103,027     20,889     24,998
Preferred dividends..................     3,954       10,039       10,420      2,554      2,630
                                       --------   ----------   ----------   --------   --------
Net earnings allocable to common
  stockholders.......................  $ 20,804   $   49,316   $   92,607   $ 18,335   $ 22,368
                                       ========   ==========   ==========   ========   ========
Basic earnings per common share......  $   0.84   $     2.04   $     3.79   $   0.75   $   0.90
                                       ========   ==========   ==========   ========   ========
Diluted earnings per common share....  $   0.83   $     1.74   $     2.96   $   0.61   $   0.69
                                       ========   ==========   ==========   ========   ========


        The accompanying notes are an integral part of these statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)



                                                                                           ACCUMULATIVE
                                       COMMON STOCK     ADDITIONAL                         COMPREHENSIVE
                                      ---------------    PAID-IN     RETAINED   TREASURY      INCOME
                                      SHARES   AMOUNT    CAPITAL     EARNINGS    STOCK        (LOSS)        TOTAL
                                      ------   ------   ----------   --------   --------   -------------   --------
Balance at January 1, 1998..........  24,905    $249     $ 99,381    $53,123    $     --      $    --      $152,753
  Net earnings......................     --       --           --     24,758          --           --        24,758
  Purchase of treasury stock--990
    shares..........................     --       --           --         --     (25,000)          --       (25,000)
  Exercise of stock options.........    169        2        1,872         --          --           --         1,874
  Tax benefits related to exercise
    of stock options................     --       --          528         --          --           --           528
                                      ------    ----     --------    --------   --------      -------      --------
Balance at December 31, 1998........  25,074     251      101,781     77,881     (25,000)          --       154,913
  Net earnings......................     --       --           --     59,355          --           --        59,355
  Preferred dividends...............     --       --           --    (11,426)         --           --       (11,426)
  Exercise of stock options.........    223        2        3,318         --          --           --         3,320
  Tax benefits related to exercise
    of stock options................     --       --          528         --          --           --           528
                                      ------    ----     --------    --------   --------      -------      --------
Balance at December 31, 1999........  25,297     253      105,627    125,810     (25,000)          --       206,690
  Net earnings......................     --       --           --    103,027          --           --       103,027
  Preferred dividends...............     --       --           --    (10,330)         --           --       (10,330)
  Issuance of stock options for
    services........................     --       --           65         --          --           --            65
  Exercise of stock options.........    403        4        8,430         --          --           --         8,434
  Tax benefits related to exercise
    of stock options................     --       --        1,485         --          --           --         1,485
                                      ------    ----     --------    --------   --------      -------      --------
Balance at December 31, 2000........  25,700     257      115,607    218,507     (25,000)          --       309,371
  Net earnings......................     --       --           --     24,998          --           --        24,998
  Other comprehensive income (loss):
    Unrealized gain on derivatives
      held as cash flow hedges:
    Cumulative effect of adoption of
      SFAS 133......................     --       --           --         --          --        1,378         1,378
    Change in unrealized gain (loss)
      during the period.............     --       --           --         --          --       (3,535)       (3,535)
    Reclassification adjustment for
      gain included in net
      earnings......................     --       --           --         --          --         (731)         (731)
                                      ------    ----     --------    --------   --------      -------      --------
         Other comprehensive loss...     --       --           --         --          --       (2,888)       (2,888)
                                                                                              -------      --------
  Comprehensive income..............                                                                         22,110
  Preferred dividends...............     --       --           --     (2,655)         --           --        (2,655)
  Issuance of stock options for
    service.........................     --       --           84         --          --           --            84
  Exercise of stock options.........    475        5       11,068         --          --           --        11,073
  Tax benefits related to exercise
    of stock options................     --       --        2,587         --          --           --         2,587
                                      ------    ----     --------    --------   --------      -------      --------
Balance at March 31, 2001
  (Unaudited).......................  26,175    $262     $129,346    $240,850   $(25,000)     $(2,888)     $342,570
                                      ======    ====     ========    ========   ========      =======      ========


         The accompanying notes are an integral part of this statement.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                      THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,              MARCH 31,
                                                ----------------------------------   --------------------
                                                   1998        1999        2000        2000        2001
                                                ----------   ---------   ---------   ---------   --------
                                                                                         (UNAUDITED)
Cash flows from operating activities
  Net earnings................................  $   24,758   $  59,355   $ 103,027   $  20,889   $ 24,998
  Adjustments to reconcile net earnings to net
    cash provided by (used in) operating
    activities
    Depreciation of rental merchandise........     164,651     265,486     299,298      71,728     80,812
    Depreciation of property assets...........      17,482      31,313      33,144       8,103      8,805
    Amortization of intangibles...............      15,345      27,116      28,303       6,975      7,268
    Non-recurring charges--loss on assets
      related to name change..................       2,451          --          --          --         --
    Amortization of financing fees............       1,326       2,608       2,705         652        690
Changes in operating assets and liabilities,
  net of effects of acquisitions
    Rental merchandise........................    (171,263)   (387,903)   (342,233)    (98,726)  (118,461)
    Accounts receivable--trade................        (155)       (587)        629        (747)      (400)
    Prepaid expenses and other assets.........       5,240       6,522      (6,624)        560     (6,250)
    Deferred income taxes.....................      20,565      64,231      77,738          --     10,709
    Accounts payable--trade...................     (27,508)      9,584      12,197       7,520     11,636
    Accrued liabilities.......................     (46,492)   (106,975)    (16,621)     28,599     12,239
                                                ----------   ---------   ---------   ---------   --------
         Net cash provided by (used in)
           operating activities...............       6,400     (29,250)    191,563      45,553     32,046
Cash flows from investing activities
  Purchase of property assets.................     (21,860)    (36,211)    (37,937)     (8,613)   (11,846)
  Proceeds from sale of property assets.......         740       8,563       1,403         188        524
  Acquisitions of businesses, net of cash
    acquired..................................    (947,655)         --     (42,538)     (1,596)    (2,835)
                                                ----------   ---------   ---------   ---------   --------
         Net cash used in investing
           activities.........................    (968,775)    (27,648)    (79,072)    (10,021)   (14,157)
                                                ----------   ---------   ---------   ---------   --------
Cash flows from financing activities
  Purchase of treasury stock..................     (25,000)         --          --          --         --
  Financing fees paid.........................     (24,017)         --          --          --         --
  Proceeds from issuance of preferred stock,
    net of issuance costs.....................     259,476          --          --          --         --
  Exercise of stock options...................       1,874       3,320       8,434          92     11,073
  Proceeds from debt..........................   1,258,464     320,815     242,975      20,980         --
  Repayments of debt..........................    (479,369)   (279,355)   (349,084)    (64,190)   (37,916)
                                                ----------   ---------   ---------   ---------   --------
         Net cash provided by (used in)
           financing activities...............     991,428      44,780     (97,675)    (43,118)   (26,843)
                                                ----------   ---------   ---------   ---------   --------
         Net increase (decrease) in cash and
           cash equivalents...................      29,053     (12,118)     14,816      (7,586)    (8,954)
Cash and cash equivalents at beginning of
  period......................................       4,744      33,797      21,679      21,679     36,495
                                                ----------   ---------   ---------   ---------   --------
Cash and cash equivalents at end of period....  $   33,797   $  21,679   $  36,495   $  14,093   $ 27,541
                                                ==========   =========   =========   =========   ========


        The accompanying notes are an integral part of these statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)



                                                                            THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                        --------------------------------   --------------------
                                           1998         1999      2000      2000         2001
                                        -----------   --------   -------   -------      -------
                                                                               (UNAUDITED)
Supplemental cash flow information
  Cash paid during the year for:
     Interest.........................  $    26,091   $ 76,653   $75,956   $23,482      $19,676
     Income taxes.....................  $    10,212   $  4,631   $ 9,520   $   421      $   750
Supplemental schedule of non-cash
  investing and financing activities
  Fair value of assets acquired,
     including cash of $56,027 in
     1998.............................  $ 1,340,480   $     --   $    --   $    --      $    --
  Cash paid...........................   (1,003,682)        --        --        --           --
                                        -----------   --------   -------   -------      -------
  Liabilities assumed.................  $   336,798   $     --   $    --   $    --      $    --
                                        ===========   ========   =======   =======      =======



During the years ended December 31, 1999 and 2000 and the three months ended March 31, 2000 and 2001, the Company paid preferred dividends of approximately $11.4 million, $10.3 million, $2.5 million and $2.6 million, respectively, by issuing 11,426, 10,330, 2,554 and 2,655 shares of preferred stock, respectively.


        The accompanying notes are an integral part of these statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

  PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

     The accompanying financial statements include the accounts of Rent-A-Center, Inc. (Rent-A-Center), and its wholly-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated. Rent-A-Center's sole operating segment consists of leasing household durable goods to customers on a rent-to-own basis. At December 31, 2000, the Company operated 2,158 stores which were located throughout the 50 United States, the District of Columbia and the Commonwealth of Puerto Rico.

     ColorTyme, Inc. (ColorTyme), the only subsidiary with substantive operations, is a nationwide franchisor of 364 franchised rent-to-own stores operating in 42 states. These rent-to-own stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories. ColorTyme's primary source of revenues is the sale of rental merchandise to its franchisees, who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. The balance of ColorTyme's revenues are generated primarily from royalties based on franchisees' monthly gross revenues.

  RENTAL MERCHANDISE

     Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation is provided using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental-purchase agreement period, generally 18 to 36 months. Under the income forecasting method, merchandise held for rent is not depreciated, and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity based method similar to the units of production method.

     Rental merchandise which is damaged and inoperable, or not returned by the customer after becoming delinquent on payments, is written-off when such impairment occurs.

  CASH EQUIVALENTS

     For purposes of reporting cash flows, cash equivalents include all highly liquid investments with an original maturity of three months or less.

  RENTAL REVENUE AND FEES

     Merchandise is rented to customers pursuant to rental-purchase agreements which provide for weekly or monthly rental terms with non-refundable rental payments. Generally, the customer has the right to acquire title either through a purchase option or through payment of all required rentals. Rental revenue and fees are recognized over the rental term. No revenue is accrued because the customer can cancel the rental contract at any time and the Company cannot enforce collection for non-payment of rents.

     ColorTyme's revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

  PROPERTY ASSETS AND RELATED DEPRECIATION

     Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally five years) by the straight-line method. Leasehold improvements are amortized over the term of the applicable leases by the straight-line method.

  INTANGIBLE ASSETS AND AMORTIZATION

     Intangible assets are stated at cost less accumulated amortization calculated by the straight-line method.

  ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates all long-lived assets, including all intangible assets and rental merchandise, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the undiscounted net cash flows they will generate.

  INCOME TAXES

     The Company provides deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the rate expected to be in effect when taxes become payable.

  EARNINGS PER COMMON SHARE

     Basic earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options and the assumed conversion of convertible securities at the beginning of the year, or for the period outstanding during the year for current year issuances.

  ADVERTISING COSTS


     Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $37.2 million, $55.8 million, $61.2 million, $14.7 million (unaudited) and $17.7 million (unaudited) for each of the three years ended 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001, respectively.


  STOCK-BASED COMPENSATION

     The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire that stock. Option grants to non-employees are expensed at the time of grant.

  USE OF ESTIMATES

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues during the reporting period. Actual results could differ from those estimates.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses interest rate swap agreements to manage interest rate risk on its variable rate debt. Amounts due to or from counterparties are recorded in interest income or expense as incurred.


  NEW ACCOUNTING PRONOUNCEMENTS



     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.



     Effective January 1, 2001, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.



     The adoption of SFAS 133 on January 1, 2001, resulted in a cumulative pre-tax increase to other comprehensive income of $2.6 million, or $1.4 million after taxes. As a result of a decline in interest rates for the three months ended March 31, 2001, accumulative other comprehensive loss at the end of the period was $2.9 million after taxes.



 INTERIM FINANCIAL STATEMENTS



     In the opinion of management, the unaudited interim consolidated financial statements as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 include all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's consolidated financial position as of March 31, 2001 and the results of their consolidated operations and cash flows for the three-month periods ended March 31, 2000 and 2001. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.


  RECLASSIFICATIONS

     Certain reclassifications have been made to prior year financial information in order to conform to the 2000 presentation.

NOTE B--ACQUISITIONS

     On August 5, 1998, the Company acquired all of the outstanding common stock of Thorn Americas, Inc. (Thorn), which operated 1,409 stores, for approximately $900 million in cash. The acquisition, together with the increased working capital requirements of the combined entity, was financed via $720 million in variable-rate senior debt maturing in 6 to 8.5 years, $175 million of 11% senior subordinated debt maturing in 10 years, and $260 million of redeemable convertible voting preferred stock. The purchase price exceeded the fair value of net assets acquired, as adjusted below, by approximately $596 million, which has been recorded as goodwill and is being amortized over 30 years.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     During 1999, goodwill relating to the Thorn acquisition was increased by approximately $5.4 million as a result of downward adjustments to the fair value of the net assets acquired, the largest of which was a $3.8 million decrease in deferred tax assets (Note J).

     In conjunction with the Thorn acquisition, the Company terminated substantially all of the existing Thorn home office employees (approximately
550), and discontinued using Thorn's distribution facilities. As a result, at acquisition the Company recorded liabilities for employee termination costs, primarily related to severance agreements, of approximately $21.4 million and costs associated with the discontinued use of leased distribution and store facilities of approximately $18.4 million. As of December 31, 2000, all of the termination costs and $15.5 million of the costs associated with the discontinued use of the leased distribution and store facilities had been paid.


     At acquisition, the Company recorded an accrual of approximately $125 million for estimated probable losses on Thorn litigation, including $34.5 million related to Fogie v. Thorn Americas, Inc. and Willis v. Thorn Americas, Inc. The Company was indemnified by the seller for losses relating to the Fogie and Willis cases, and had recorded a corresponding receivable. As of December 31, 2000 approximately $115 million has been paid in settlement of certain of the acquired litigation and for legal fees. Details regarding acquired litigation, related settlements and accrued litigation costs are described in Note K.


     In May 1998, the Company acquired substantially all of the assets of Central Rents, Inc. (Central Rents), which consisted of 176 stores, for approximately $100 million in cash. The purchase price exceeded the fair value of assets acquired by approximately $72 million, which has been recorded as goodwill and is being amortized over 30 years.

     The Company also acquired the assets of 52 stores in 14 separate transactions during 1998 for approximately $26.4 million. All acquisitions have been accounted for as purchases, and the operating results of the acquired businesses have been included in the financial statements of the Company since their date of acquisition.

     For the year ending December 31, 2000 the Company acquired 74 stores in 19 separate transactions for an aggregate of approximately $42.5 million in cash.

NOTE C--RENTAL MERCHANDISE

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
On rent
  Cost......................................................  $633,360   $768,590
  Less accumulated depreciation.............................   207,891    291,495
                                                              --------   --------
                                                              $425,469   $477,095
                                                              ========   ========
Held for rent
  Cost......................................................  $122,984   $136,850
  Less accumulated depreciation.............................    17,230     26,713
                                                              --------   --------
                                                              $105,754   $110,137
                                                              ========   ========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE D--PROPERTY ASSETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999         2000
                                                              --------     --------
                                                                 (IN THOUSANDS)
Furniture and equipment.....................................  $ 57,879     $ 71,024
Transportation equipment....................................    29,498       29,500
Building and leasehold improvements.........................    43,009       61,439
Construction in progress....................................       786        3,300
                                                              --------     --------
                                                               131,172      165,263
Less accumulated depreciation...............................    48,515       78,095
                                                              --------     --------
                                                              $ 82,657     $ 87,168
                                                              ========     ========

NOTE E--INTANGIBLE ASSETS

                                                                             DECEMBER 31,
                                                           AMORTIZATION   -------------------
                                                              PERIOD        1999       2000
                                                           ------------   --------   --------
                                                                            (IN THOUSANDS)
Noncompete agreements....................................   2-5 years     $  5,152   $  5,152
Franchise network........................................    10 years        3,000      3,000
Goodwill.................................................  20-30 years     748,251    775,797
Other....................................................    Various           142      1,899
                                                                          --------   --------
                                                                           756,545    785,848
Less accumulated amortization............................                   49,221     77,520
                                                                          --------   --------
                                                                          $707,324   $708,328
                                                                          ========   ========

NOTE F--SENIOR DEBT

     In conjunction with the acquisition of Thorn, the Company entered into a Senior Credit Facility (the Facility) with a syndicate of banks. The Company also has other debt facilities. Senior debt consists of the following:

                                                      DECEMBER 31, 1999                    DECEMBER 31, 2000
                                              ----------------------------------   ----------------------------------
                                   FACILITY   MAXIMUM      AMOUNT       AMOUNT     MAXIMUM      AMOUNT       AMOUNT
                                   MATURITY   FACILITY   OUTSTANDING   AVAILABLE   FACILITY   OUTSTANDING   AVAILABLE
                                   --------   --------   -----------   ---------   --------   -----------   ---------
                                                                     (IN THOUSANDS)
Senior Credit Facility:
  Term Loan "A"..................    2004    $ 99,443     $ 99,443      $    --   $     --    $      --      $    --
  Term Loan "B"..................    2006     222,918      222,918           --    203,300      203,300           --
  Term Loan "C"..................    2007     272,639      272,639           --    248,815      248,815           --
  Term Loan "D"(2)...............    2007          --           --           --    113,936      113,936           --
  Revolver(1)....................    2004     120,000       16,500       64,800    120,000           --       76,272
  Letter of Credit/Multi-Draw....              85,000       59,950       25,050         --           --           --
                                             --------     --------      -------   --------    ---------      -------
                                              800,000      671,450       89,850    686,051      566,051       76,272
Other Indebtedness:
  Line of credit.................               5,000          710        4,290      5,000           --        5,000
                                             --------     --------      -------   --------    ---------      -------
Total Debt Facilities............            $805,000     $672,160      $94,140   $691,051    $ 566,051      $81,272
                                             ========     ========      =======   ========    =========      =======

------------

(1) As at December 31, 1999 and 2000 the amounts available under the Company's revolver facility were reduced by approximately $38.7 million and $43.7 million, respectively, for outstanding letters of credit. These letters of credit are used to support the Company's insurance obligations.

(2) On June 29, 2000, we refinanced a portion of our senior credit facility by adding a new $125 million Term D tranche to our existing facility. No significant mandatory principal repayments are required on the Term D facility until the tranche becomes due in 2007.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Borrowings under the Facility bear interest at varying rates equal to 0.25% to 1.75% over the designated prime rate (9.50% per annum at December 31, 2000) or 1.25% to 2.75% over LIBOR (6.55% at December 31, 2000) at the Company's option, and are subject to quarterly adjustments based on certain leverage ratios. At December 31, 1999 and 2000, the average rate on outstanding borrowings was 8.78% and 8.95%, respectively. A commitment fee equal to 0.25% to 0.50% of the unused portion of the Facility is payable quarterly.

     The Facility is collateralized by substantially all of the Company's tangible and intangible assets, and is unconditionally guaranteed by each of the Company's subsidiaries. In addition, the Facility contains several financial covenants as defined therein, including a maximum leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio, as well as restrictions on capital expenditures, additional indebtedness, and the disposition of assets not in the ordinary course of business.

     During 1998, the Company entered into three interest rate swap agreements to limit the effect of increases in interest rates. These agreements expire in 2001 and 2003, and have an aggregate notional principal amount of $500 million. The effect of these agreements is to limit the Company's interest rate exposure by fixing the LIBOR rate at 5.59%. The agreements had no cost to the Company, and at December 31, 1999 and 2000 they had aggregate fair values of $14.5 million and $2.6 million, respectively.

     The following are scheduled maturities of senior debt at December 31, 2000:

                     YEAR ENDING
                    DECEMBER 31,
                    ------------                       (IN THOUSANDS)
2001.................................................     $  2,651
2002.................................................        2,651
2003.................................................        2,651
2004.................................................       38,977
2005.................................................      147,955
Thereafter...........................................      371,166
                                                          --------
                                                          $566,051
                                                          ========

NOTE G--SUBORDINATED NOTES PAYABLE

     During 1998, the Company issued $175.0 million of subordinated notes, maturing on August 15, 2008. The notes require semi-annual interest-only payments at 11%, and are guaranteed by the Company's two principal subsidiaries. The notes are redeemable at the Company's option, at any time on or after August 15, 2003, at a set redemption price that varies depending upon the proximity of the redemption date to final maturity. In addition, prior to August 15, 2001, the Company may redeem up to 33.33% of the original aggregate principal with the cash proceeds of one or more equity offerings, at a redemption price of 111%. Upon a change of control, the holders of the subordinated notes have the right to require the Company to redeem the notes.

     The notes contain restrictive covenants, as defined therein, including a consolidated interest coverage ratio and limitations on additional indebtedness and restricted payments.

     The $5.0 million non-recurring financing costs expensed during 1998, relate to fees paid for bridge financing necessary to complete the Thorn acquisition, which was subsequently replaced with the subordinated notes.

     The Company's direct and wholly-owned subsidiaries, consisting of ColorTyme, Inc. and Advantage Companies, Inc. (collectively, the Guarantors), have fully, jointly and severally, and unconditionally guaranteed the obligations of the Company with respect to these notes. The only direct or indirect subsidiaries of the Company that are not Guarantors are inconsequential subsidiaries. There are no restrictions on the

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
ability of any of the Guarantors to transfer funds to the Company in the form of loans, advances or dividends, except as provided by applicable law.


     Set forth below is certain condensed consolidating financial information (within the meaning of Rule 3-10 of Regulation S-X) as of December 31, 1999 and 2000 and March 31, 2001, and for each of the three years in the period ended December 31, 2000 and for the three months ended March 31, 2000 and 2001. The financial information includes the Guarantors from the dates they were acquired or formed by the Company and is presented using the push-down basis of accounting.



                                              PARENT     SUBSIDIARY   CONSOLIDATING
                                             COMPANY     GUARANTORS    ADJUSTMENTS      TOTAL
                                            ----------   ----------   -------------   ----------
                                                               (IN THOUSANDS)
CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1999
Rental merchandise, net...................  $  531,223    $     --      $      --     $  531,223
Intangible assets, net....................     337,486     369,838             --        707,324
Other assets..............................     601,229      10,261       (365,037)       246,453
                                            ----------    --------      ---------     ----------
          Total assets....................  $1,469,938    $380,099      $(365,037)    $1,485,000
                                            ==========    ========      =========     ==========
Senior debt...............................  $  672,160    $     --      $      --     $  672,160
Other liabilities.........................     328,714       6,534             --        335,248
Preferred stock...........................     270,902          --             --        270,902
Stockholders' equity......................     198,162     373,565       (365,037)       206,690
                                            ----------    --------      ---------     ----------
          Total liabilities and equity....  $1,469,938    $380,099      $(365,037)    $1,485,000
                                            ==========    ========      =========     ==========
DECEMBER 31, 2000
Rental merchandise, net...................  $  587,232    $     --      $      --     $  587,232
Intangible assets, net....................     351,498     356,830             --        708,328
Other assets..............................     531,992      13,754       (354,396)       191,350
                                            ----------    --------      ---------     ----------
          Total assets....................  $1,470,722    $370,584      $(354,396)    $1,486,910
                                            ==========    ========      =========     ==========
Senior debt...............................  $  566,051    $     --      $      --     $  566,051
Other liabilities.........................     325,995       4,261             --        330,256
Preferred stock...........................     281,232          --             --        281,232
Stockholders' equity......................     297,444     366,323       (354,396)       309,371
                                            ----------    --------      ---------     ----------
          Total liabilities and equity....  $1,470,722    $370,584      $(354,396)    $1,486,910
                                            ==========    ========      =========     ==========
MARCH 31, 2001 (UNAUDITED)
Rental merchandise, net...................  $  626,264    $     --      $      --     $  626,264
Intangibles, net..........................     348,960     353,577             --        702,537
Other assets..............................     519,347      14,660       (351,231)       182,776
                                            ----------    --------      ---------     ----------
          Total assets....................  $1,494,571    $368,638      $(351,231)    $1,511,577
                                            ==========    ========      =========     ==========
Senior debt...............................  $  528,135    $     --      $      --     $  528,135
Other liabilities.........................     352,788       4,196             --        356,984
Preferred stock...........................     283,888          --             --        283,888
Stockholders' equity......................     329,760     364,041       (351,231)       342,570
                                            ----------    --------      ---------     ----------
          Total liabilities and equity....  $1,494,571    $368,237      $(351,231)    $1,511,577
                                            ==========    ========      =========     ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                                PARENT     SUBSIDIARY
                                                               COMPANY     GUARANTORS     TOTAL
                                                              ----------   ----------   ----------
                                                                         (IN THOUSANDS)
CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 1998
Total revenues..............................................  $  760,181    $49,535     $  809,716
Direct store expenses.......................................     620,457         --        620,457
Other.......................................................     121,615     42,886        164,501
                                                              ----------    -------     ----------
Net earnings................................................  $   18,109    $ 6,649     $   24,758
                                                              ==========    =======     ==========
YEAR ENDED DECEMBER 31, 1999
Total revenues..............................................  $1,361,578    $55,589     $1,417,167
Direct store expenses.......................................   1,110,085         --      1,110,085
Other.......................................................     187,156     60,571        247,727
                                                              ----------    -------     ----------
Net earnings (loss).........................................  $   64,337    $(4,982)    $   59,355
                                                              ==========    =======     ==========
YEAR ENDED DECEMBER 31, 2000
Total revenues..............................................  $1,543,848    $57,766     $1,601,614
Direct store expenses.......................................   1,230,864         --      1,230,864
Other.......................................................     205,342     62,381        267,723
                                                              ----------    -------     ----------
Net earnings (loss).........................................  $  107,642    $(4,615)    $  103,027
                                                              ==========    =======     ==========
THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
Total revenues..............................................  $  378,151    $14,375     $  392,526
Direct store expenses.......................................     303,083         --        303,083
Other.......................................................      52,948     15,606         68,554
                                                              ----------    -------     ----------
Net earnings (loss).........................................  $   22,120    $(1,231)    $   20,889
                                                              ==========    =======     ==========
THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
Total revenues..............................................  $  425,212    $14,490     $  439,702
Direct store expenses.......................................     344,586         --        344,586
Other.......................................................      54,459     15,659         70,118
                                                              ----------    -------     ----------
Net earnings (loss).........................................  $   26,167    $(1,169)    $   24,998
                                                              ==========    =======     ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                                PARENT     SUBSIDIARY
                                                               COMPANY     GUARANTORS     TOTAL
                                                              ----------   ----------   ----------
                                                                         (IN THOUSANDS)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1998
Net cash provided by operating activities...................  $    3,795    $ 2,605     $    6,400
                                                              ----------    -------     ----------
Cash flows from investing activities
  Purchase of property assets...............................     (21,782)       (78)       (21,860)
  Acquisitions of businesses, net of cash acquired..........    (947,655)        --       (947,655)
  Other.....................................................         740         --            740
                                                              ----------    -------     ----------
Net cash used in investing activities.......................    (968,697)       (78)      (968,775)
Cash flows from financing activities
  Proceeds from issuance of preferred stock, net of issuance
    costs...................................................     259,476         --        259,476
  Proceeds from debt........................................   1,258,464         --      1,258,464
  Repayments of debt........................................    (479,369)        --       (479,369)
  Intercompany advances.....................................       3,472     (3,472)            --
  Other.....................................................     (47,143)        --        (47,143)
                                                              ----------    -------     ----------
Net cash provided by (used in) financing activities.........     994,900     (3,472)       991,428
                                                              ----------    -------     ----------
Net increase (decrease) in cash and cash equivalents........      29,998       (945)        29,053
Cash and cash equivalents at beginning of year..............       3,799        945          4,744
                                                              ----------    -------     ----------
Cash and cash equivalents at end of year....................  $   33,797    $    --     $   33,797
                                                              ==========    =======     ==========
YEAR ENDED DECEMBER 31, 1999
Net cash provided by (used in) operating activities.........  $  (34,426)   $ 5,176     $  (29,250)
                                                              ----------    -------     ----------
Cash flows from investing activities
  Purchase of property assets...............................     (35,979)      (232)       (36,211)
  Proceeds from sale of property assets.....................       8,563         --          8,563
                                                              ----------    -------     ----------
Net cash used in investing activities.......................     (27,416)      (232)       (27,648)
Cash flows from financing activities
  Proceeds from debt........................................     320,815         --        320,815
  Repayments of debt........................................    (279,355)        --       (279,355)
  Intercompany advances.....................................       4,944     (4,944)            --
  Other.....................................................       3,320         --          3,320
                                                              ----------    -------     ----------
Net cash provided by (used in) financing activities.........      49,724     (4,944)        44,780
                                                              ----------    -------     ----------
Net decrease in cash and cash equivalents...................     (12,118)        --        (12,118)
Cash and cash equivalents at beginning of year..............      33,797         --         33,797
                                                              ----------    -------     ----------
Cash and cash equivalents at end of year....................  $   21,679    $    --     $   21,679
                                                              ==========    =======     ==========
YEAR ENDED DECEMBER 31, 2000
Net cash provided by operating activities...................  $  185,719    $ 5,844     $  191,563
                                                              ----------    -------     ----------
Cash flows from investing activities
  Purchase of property assets...............................     (37,843)       (94)       (37,937)
  Acquisitions of businesses, net of cash acquired..........     (42,538)        --        (42,538)
  Other.....................................................       1,403         --          1,403
                                                              ----------    -------     ----------
Net cash used in investing activities.......................     (78,978)       (94)       (79,072)
Cash flows from financing activities
  Proceeds from debt........................................     242,975         --        242,975
  Repayments of debt........................................    (349,084)        --       (349,084)
  Intercompany advances.....................................       5,750     (5,750)            --
  Other.....................................................       8,434         --          8,434
                                                              ----------    -------     ----------
Net cash used in financing activities.......................     (91,925)    (5,750)       (97,675)
                                                              ----------    -------     ----------
Net increase in cash and cash equivalents...................      14,816         --         14,816
Cash and cash equivalents at beginning of year..............      21,679         --         21,679
                                                              ----------    -------     ----------
Cash and cash equivalents at end of year....................  $   36,495    $    --     $   36,495
                                                              ==========    =======     ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                                PARENT     SUBSIDIARY
                                                               COMPANY     GUARANTORS     TOTAL
                                                              ----------   ----------   ----------
                                                                         (IN THOUSANDS)
THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
Net cash provided by (used in) operating activities.........  $   45,814    $  (261)    $   45,553
                                                              ----------    -------     ----------
Cash flows from investing activities
  Purchase of property assets...............................      (8,604)        (9)        (8,613)
  Acquisitions of businesses, net of cash acquired..........      (1,596)        --         (1,596)
  Other.....................................................         188         --            188
                                                              ----------    -------     ----------
Net cash used in investing activities.......................     (10,012)        (9)       (10,021)
Cash flows from financing activities
  Proceeds from debt........................................      20,980         --         20,980
  Repayments of debt........................................     (64,190)        --        (64,190)
  Intercompany advances.....................................        (270)       270             --
  Other.....................................................          92         --             92
                                                              ----------    -------     ----------
Net cash provided by (used in) financing activities.........     (43,388)       270        (43,118)
                                                              ----------    -------     ----------
Net decrease in cash and cash equivalents...................      (7,586)        --         (7,586)
Cash and cash equivalents at beginning of period............      21,679         --         21,679
                                                              ----------    -------     ----------
Cash and cash equivalents at end of period..................  $   14,093    $    --     $   14,093
                                                              ==========    =======     ==========
THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
Net cash provided by operating activities...................  $   31,226    $   820     $   32,046
                                                              ----------    -------     ----------
Cash flows from investing activities
  Purchase of property assets...............................     (11,836)       (10)       (11,846)
  Acquisitions of businesses, net of cash acquired..........      (2,835)        --         (2,835)
  Other.....................................................         524         --            524
                                                              ----------    -------     ----------
Net cash used in investing activities.......................     (14,147)       (10)       (14,157)
Cash flows from financing activities
  Exercise of stock options.................................      11,073         --         11,073
  Repayments of debt........................................     (37,916)        --        (37,916)
  Intercompany advances.....................................         810       (810)            --
                                                              ----------    -------     ----------
Net cash used in financing activities.......................     (26,033)      (810)       (26,843)
                                                              ----------    -------     ----------
Net decrease in cash and cash equivalents...................      (8,954)        --         (8,954)
Cash and cash equivalents at beginning of period............      36,495         --         36,495
                                                              ----------    -------     ----------
Cash and cash equivalents at end of period..................  $   27,541    $    --     $   27,541
                                                              ==========    =======     ==========


NOTE H--ACCRUED LIABILITIES

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1999      2000
                                                              --------   -------
                                                                (IN THOUSANDS)
Taxes other than income.....................................  $ 19,228   $20,306
Accrued litigation costs....................................    19,163    14,753
Accrued insurance costs.....................................    22,473    28,929
Accrued compensation and other..............................    45,932    25,572
                                                              --------   -------
                                                              $106,796   $89,560
                                                              ========   =======

NOTE I--REDEEMABLE CONVERTIBLE VOTING PREFERRED STOCK

     During 1998, the Company issued 260,000 shares of redeemable convertible voting preferred stock at $1,000 per share, resulting in aggregate proceeds of $260.0 million. Placement costs of approximately $0.5 million were charged against these proceeds to arrive at the original carrying value.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The preferred stock is convertible, at any time, into shares of the Company's common stock at a conversion price equal to $27.935 per share, and has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of common stock until the holders of the preferred stock have received the liquidation preference. Dividends accrue on a quarterly basis, at the rate of $37.50 per annum, per share. A restriction under the Facility requires the Company to pay all distributions with additional shares of preferred stock until August 2003 at which time distributions must be paid in cash. During 1999 and 2000, the Company paid approximately $11.4 million and $10.3 million in preferred dividends by issuing 11,426 and 10,330 shares of preferred stock, respectively.


     The preferred stock is not redeemable until 2002, after which time the Company may, at its option, redeem the shares at 105% of the liquidation preference plus accrued and unpaid dividends. Holders of the preferred stock have the right to require the Company to redeem the preferred stock upon a change of control, if the Company ceases to be listed on a United States national securities exchange or the Nasdaq National Market System, or upon the eleventh anniversary of the issuance of the preferred stock, at a price equal to the liquidation preference value.

     Holders of the preferred stock are entitled to two seats on the Company's Board of Directors, and are entitled to vote on all matters presented to the holders of the Company's common stock. The number of votes per preferred share is equal to the number of votes associated with the underlying voting common stock into which the preferred stock is convertible.

NOTE J--INCOME TAXES

     The income tax provision reconciled to the tax computed at the statutory Federal rate is:


                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                             1998      1999      2000
                                                             ----      ----      ----
                                                                  (IN THOUSANDS)
Tax at statutory rate......................................  35.0%     35.0%     35.0%
State income taxes, net of federal benefit.................   5.1%      5.5%      5.5%
Effect of foreign operations, net of foreign tax credits...   0.3%      0.3%      0.2%
Goodwill amortization......................................   7.3%      6.4%      5.0%
Other, net.................................................   1.4%      1.3%      1.3%
                                                             ----      ----      ----
          Total............................................  49.1%     48.5%     47.0%
                                                             ====      ====      ====


     The components of the income tax provision are as follows:


                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1998       1999      2000
                                                         -------   --------   -------
                                                                (IN THOUSANDS)
Current expense (benefit)
  Federal..............................................  $    --   $(10,770)  $ 6,099
  State................................................    1,756        815     5,637
  Foreign..............................................    1,576      1,623     1,894
                                                         -------   --------   -------
          Total current................................    3,332     (8,332)   13,630
                                                         -------   --------   -------
Deferred expense
  Federal..............................................   18,377     57,342    68,406
  State................................................    2,188      6,889     9,332
                                                         -------   --------   -------
          Total deferred...............................   20,565     64,231    77,738
                                                         -------   --------   -------
          Total........................................  $23,897   $ 55,899   $91,368
                                                         =======   ========   =======

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Deferred tax assets and liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Deferred tax assets
  Net operating loss carryforwards..........................  $ 91,232   $ 41,515
  Accrued expenses..........................................    27,005     25,667
  Intangible assets.........................................    25,285     22,119
  Property assets...........................................    17,530     18,644
  Other tax credit carryforwards............................     2,835      5,436
  Other.....................................................       311         --
                                                              --------   --------
                                                               164,198    113,381
Deferred tax liability
  Rental merchandise........................................   (53,831)   (80,753)
                                                              --------   --------
          Net deferred tax asset............................  $110,367   $ 32,628
                                                              ========   ========


     The Company has Federal net operating loss carryforwards of approximately $104 million at December 31, 2000, including $10.8 million of Federal net operating loss carryforwards which were acquired in connection with purchased companies. The utilization of the acquired losses is limited to approximately $3.5 million per year. The Company also has various state net operating loss carryforwards. If not utilized, all net operating loss carryforwards will expire between 2005 and 2019.


     The Company has alternative minimum tax credit carryforwards and foreign tax credit carryforwards aggregating approximately $5.4 million.

     During 1999, the Company completed its analysis of the tax bases of assets and liabilities acquired in the Thorn acquisition, resulting in a decrease in its deferred tax asset of $3.8 million and a corresponding increase in goodwill.

NOTE K--COMMITMENTS AND CONTINGENCIES


     The Company leases its office and store facilities and certain delivery vehicles. Rental expense was $51.4 million, $96.8 million and $105.6 million for 1998, 1999 and 2000, respectively. Future minimum rental payments under operating leases with remaining non-cancelable lease terms in excess of one year at December 31, 2000 are as follows:


YEAR ENDING
DECEMBER 31,                                           (IN THOUSANDS)
------------                                           --------------
2001.................................................     $102,713
2002.................................................      101,358
2003.................................................       97,323
2004.................................................       96,121
2005.................................................       92,219
Thereafter...........................................        7,800
                                                          --------
                                                          $497,534
                                                          ========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     From time to time, the Company, along with its subsidiaries, is party to various legal proceedings arising in the ordinary course of business. The Company is currently a party to the following material litigation:


     Murray v. Rent-A-Center, Inc. In May 1999, the plaintiffs filed this class action lawsuit in Missouri, alleging that the Company discriminated against African Americans in its hiring, compensation, promotion and termination policies. Plaintiffs alleged no specific amount of damages in their complaint. The Company believes that the plaintiffs' claims are without merit and intends to vigorously defend this action. However, given the early stage of this proceeding, there can be no assurance that the Company will prevail without liability.



     Colon v. Thorn Americas, Inc. In November 1997, the plaintiffs filed this statutory compliance class action lawsuit in New York alleging various statutory violations of New York consumer protection laws. The plaintiffs are seeking compensatory damages, punitive damages, interest, attorney's fees and certain injunctive relief. Although the Company intends to vigorously defend itself in this action, the ultimate outcome cannot presently be determined, and there can be no assurance that the Company will prevail without liability.



     Wisconsin Attorney General Proceeding. In August 1999, the Wisconsin Attorney General filed suit against the Company and its subsidiary ColorTyme in Wisconsin, alleging that its rent-to-rent transaction violates the Wisconsin Consumer Act and the Wisconsin Deceptive Advertising Statute. The Attorney General seeks injunctive relief, restoration of any losses suffered by any Wisconsin Consumer harmed and civil forfeitures and penalties. The Company intends to vigorously defend itself in this matter, and while there can be no assurance that the Company will prevail without liability, the Company believes the ultimate resolution will not have a material adverse effect.



     Wilfong, et. al. v. Rent-A-Center, Inc./Margaret Bunch, et. al. v. Rent-A-Center, Inc. In August 2000, a putative nationwide class action was filed against the Company in federal court in East St. Louis, Illinois by Claudine Wilfong and sixteen plaintiffs, alleging that it engaged in class-wide gender discrimination following its acquisition of Thorn Americas. In December 2000, a similar suit filed by Margaret Bunch in federal court in the Western District of Missouri was amended to allege similar class action claims. The allegations underlying these matters involve charges of wrongful termination, constructive discharge, disparate treatment and disparate impact. The Company intends to vigorously defend itself in this matter. However, given the early stage of these proceedings, there can be no assurance that the Company will prevail without liability.



     An adverse ruling in one or more of the aforementioned cases could have a material and adverse effect on the Company's consolidated financial statements; however, the Company believes its accrual for litigation costs of $14.8 million at December 31, 2000 is sufficient for its expected liabilities for the aforementioned cases and other cases.


     During 1999, the Company funded the $11.5 million settlement of its two existing class action lawsuits in New Jersey, together with the $48.5 million settlement of Robinson v. Thorn Americas, Inc. The settlement of the Company's existing litigation resulted in a charge to earnings in 1998, classified as class action legal settlements. In addition, the Company settled and funded Anslono v. Thorn Americas, Inc. during 2000. Both the Robinson and Anslono cases were acquired in the Thorn acquisition, and the Company made appropriate purchase accounting adjustments for liabilities associated with this litigation. Under the terms of these settlements the Company was entitled to receive refunds for unlocated class members. During 2000, the Company received refunds totaling approximately $22.4 million which are presented as class action litigation settlements.

     In addition, Fogie v. Thorn Americas, Inc., was acquired in the Thorn acquisition; however, the Company received full indemnification from the seller for any incurred losses. In December 1991, the plaintiffs filed this class action in Minnesota alleging that Thorn's rent-to-own contracts violated Minnesota's Consumer Credit Sales Act and the Minnesota General Usury Statute. In April 1998, the court entered a final judgment against

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

Thorn for approximately $30.0 million. Following an unsuccessful appeal in August 1999, Thorn plc deposited the judgment amount in an escrow account supervised by plaintiff's counsel and the court in October 1999.

     The Company is also involved in various other legal proceedings, claims and litigation arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

     As part of the ongoing financing arrangement with a credit corporation, ColorTyme's franchisees can obtain debt financing. ColorTyme provides a limited guarantee for amounts outstanding under this arrangement.

NOTE L--STOCK BASED COMPENSATION


     The Company's 1994 long-term incentive plan (the Plan) for the benefit of certain key employees and directors provides the Board of Directors broad discretion in creating employee equity incentives. Under the plan, up to 6,200,000 shares of the Company's common shares may be reserved for issuance under stock options, stock appreciation rights or restricted stock grants. Options granted to employees under the plan become exercisable over a period of one to five years from the date of grant and may be exercised up to a maximum of 10 years from date of grant. Options granted to directors are exercisable immediately. There have been no grants of stock appreciation rights and all options have been granted with fixed prices. At December 31, 2000, there were 873,163 options available for issuance under the Plan.


     Information with respect to stock option activity is as follows:

                                   1998                   1999                    2000
                           --------------------   ---------------------   ---------------------
                                       WEIGHTED                WEIGHTED                WEIGHTED
                                       AVERAGE                 AVERAGE                 AVERAGE
                                       EXERCISE                EXERCISE                EXERCISE
                            SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                           ---------   --------   ----------   --------   ----------   --------
Outstanding at beginning
  of year...............   1,324,250    $16.39     3,493,763    $23.96     3,590,038    $23.57
Granted.................   2,680,000     26.65     2,042,250     24.42     1,782,500     24.40
Exercised...............    (168,862)     8.95      (173,875)    12.05      (427,700)    21.34
Forfeited...............    (341,625)    18.28    (1,772,100)    24.81    (1,154,563)    23.60
                           ---------              ----------              ----------
Outstanding at end of
  year..................   3,493,763    $23.96     3,590,038    $23.57     3,790,275    $24.32
                           =========              ==========              ==========
Options exercisable at
  end of year...........     377,263    $16.43       819,739    $20.78     1,097,961    $23.04

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The weighted average fair value per share of options granted during 1998, 1999 and 2000 was $15.22 $14.38, and $14.97, respectively, all of which were granted at market value. Information about stock options outstanding at December 31, 2000 is summarized as follows:

                                                     OPTIONS OUTSTANDING
                                      -------------------------------------------------
                                                    WEIGHTED AVERAGE
              RANGE OF                  NUMBER         REMAINING       WEIGHTED AVERAGE
          EXERCISE PRICES             OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE
          ---------------             -----------   ----------------   ----------------
$3.34 to $6.67......................      95,450       4.32 years           $ 6.53
$6.68 to $18.50.....................     660,250       8.28 years           $16.27
$18.51 to $28.50....................   2,319,450       8.21 years           $24.75
$28.51 to $33.88....................     715,125       9.21 years           $32.73
                                       ---------
                                       3,790,275
                                       =========

                                                             OPTIONS EXERCISABLE
                                                        ------------------------------
                      RANGE OF                            NUMBER      WEIGHTED AVERAGE
                   EXERCISE PRICES                      EXERCISABLE    EXERCISE PRICE
                   ---------------                      -----------   ----------------
$3.34 to $6.67.......................................       96,650         $ 6.53
$6.68 to $18.50......................................      169,300         $16.35
$18.51 to $28.50.....................................      747,636         $25.85
$28.51 to $30.50.....................................       84,375         $30.50
                                                         ---------
                                                         1,097,961
                                                         =========

     During 2000 the Company charged $65,000 to expense as a result of 25,000 options granted to non-employees for services.

     The Company has adopted only the disclosure provisions of SFAS 123 for employee stock options and continues to apply APB 25 for stock options granted under the Plan. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation costs for all other stock-based compensation is accounted for under SFAS 123. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options under the Plan consistent with the methodology prescribed by SFAS 123, the Company's 1998, 1999 and 2000 net earnings and earnings per common share would be reduced to the pro forma amounts indicated as follows:


                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1998      1999      2000
                                                          -------   -------   -------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
Net earnings allocable to common stockholders
  As reported...........................................  $20,804   $49,316   $92,607
  Pro forma.............................................   17,580    41,011    82,335
Basic earnings per common share
  As reported...........................................  $  0.84   $  2.04   $  3.79
  Pro forma.............................................     0.71      1.69      3.37
Diluted earnings per common share
  As reported...........................................  $  0.83   $  1.74   $  2.96
  Pro forma.............................................     0.70      1.50      2.67

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 50% to 70%; risk-free interest rates of 5.55%, 6.50% and 6.0% to 6.77% in 1998, 1999, and 2000, respectively; no dividend yield; and expected lives of seven years.

NOTE M--401(k) PLAN

     The Company sponsors a defined contribution pension plan under Section 401(k) of the Internal Revenue Code for all employees who have completed three months of service. Employees may elect to contribute up to 20% of their eligible compensation on a pre-tax basis, subject to limitations. The Company may make discretionary matching contributions to the plan. During 1998, 1999 and 2000, the Company made matching contributions of $1,393,386, $2,283,575, and $2,453,639, respectively, which represents 50% of the employees' contributions to the plan up to an amount not to exceed 4% of each employee's respective compensation.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and cash equivalents, senior debt and subordinated notes payable. The carrying amount of cash and cash equivalents approximates fair value at December 31, 1999 and 2000, because of the short maturities of these instruments. The Company's senior debt is variable rate debt that reprices frequently and entails no significant change in credit risk, and as a result, fair value approximates carrying value. The fair value of the subordinated notes payable is estimated based on discounted cash flow analysis using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. At December 31, 2000 the fair value of the subordinated notes was $169.8 million, which is $5.2 million below their carrying value of $175.0 million. Information relating to the fair value of the Company's interest rate swap agreements is set forth in Note F.

NOTE O--EARNINGS PER COMMON SHARE

     Summarized basic and diluted earnings per common share were calculated as follows:


                                                    NET EARNINGS   SHARES   PER SHARE
                                                    ------------   ------   ---------
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
YEAR ENDED DECEMBER 31, 1998
Basic earnings per common share...................    $ 20,804     24,698    $  0.84
Effect of dilutive stock options..................          --        405
                                                      --------     ------
Diluted earnings per common share.................    $ 20,804     25,103    $  0.83
                                                      ========     ======
YEAR ENDED DECEMBER 31, 1999
Basic earnings per common share...................    $ 49,316     24,229    $  2.04
Effect of dilutive stock options..................          --        319
Effect of preferred dividend......................      10,039      9,583
                                                      --------     ------
Diluted earnings per common share.................    $ 59,355     34,131    $  1.74
                                                      ========     ======
YEAR ENDED DECEMBER 31, 2000
Basic earnings per common share...................    $ 92,607     24,432    $  3.79
Effect of dilutive stock options..................          --        433
Effect of preferred dividend......................      10,420      9,947
                                                      --------     ------
Diluted earnings per common share.................    $103,027     34,812    $  2.96
                                                      ========     ======

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                    NET EARNINGS   SHARES   PER SHARE
                                                    ------------   ------   ---------
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
Basic earnings per common share...................    $ 18,335     24,311    $  0.75
Effect of dilutive stock options..................          --        117
Effect of preferred dividend......................       2,554      9,808
                                                      --------     ------
Diluted earnings per common share.................    $ 20,889     34,236    $  0.61
                                                      ========     ======
THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
Basic earnings per common share...................    $ 22,368     24,959    $  0.90
Effect of dilutive stock options..................          --      1,235
Effect of preferred dividend......................       2,630     10,181
                                                      --------     ------
Diluted earnings per common share.................    $ 24,998     36,375    $  0.69
                                                      ========     ======


     The assumed conversion of the redeemable convertible preferred stock issued in 1998 would have an anti-dilutive effect on diluted earnings per common share for 1998 and accordingly has been excluded from the computation thereof.


     For the three years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001, the number of stock options that were outstanding but not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the common stock and, therefore anti-dilutive, was 498,201, 1,707,947, 1,485,118, 3,183,500 and 0, respectively.


NOTE P--UNAUDITED QUARTERLY DATA

     Summarized quarterly financial data for 1999 and 2000 is as follows:

                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                  -----------   -----------   -----------   -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 1999
  Revenues......................   $344,697      $351,421      $350,420      $370,629
  Operating profit..............     41,702        45,788        48,960        53,573
  Net earnings..................     12,027        13,891        15,597        17,840
  Basic earnings per common
     share......................       0.40          0.47          0.54          0.63
  Diluted earnings per common
     share......................       0.35          0.41          0.46          0.52

                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                  -----------   -----------   -----------   -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2000(1)
  Revenues......................   $392,526      $392,245      $404,968      $411,875
  Operating profit..............     58,552        84,184        63,720        60,557
  Net earnings..................     20,889        34,621        23,901        23,616
  Basic earnings per common
     share......................       0.75          1.32          0.87          0.85
  Diluted earnings per common
     share......................       0.61          1.00          0.68          0.67

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

------------

(1) Includes the effects of a pre-tax, non-recurring legal reversion of $22.4 million associated with the settlement of three class action lawsuits in the state of New Jersey in the second quarter of 2000.

NOTE Q--RELATED PARTY TRANSACTIONS

     On August 18, 1998, the Company repurchased 990,099 shares of its common stock for $25 million from J. Ernest Talley, its Chairman of the Board and Chief Executive Officer. The repurchase of Mr. Talley's stock was approved by the Company's Board of Directors on August 5, 1998. The price was determined by a pricing committee, and was approved by the Board of Directors of the Company, with Mr. Talley abstaining. The pricing committee met on August 17, 1998, after the close of the markets, and Mr. Talley's shares were repurchased at the price of $25.25 per share, the closing price of the Company's common stock on August 17, 1998.

                           [RENT-A-CENTER, INC. LOGO]

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses we have incurred in connection with this offering, other than underwriting discounts and commissions.


                                                             AMOUNT
                                                            --------
SEC registration fee......................................  $ 47,517
NASD filing fee...........................................    19,507
Printing and engraving fees and expenses..................    90,000
Legal fees and expenses...................................   275,000
Accounting fees and expenses..............................    25,000
Blue Sky fees and expenses................................     7,500
Nasdaq National Market listing fee........................    10,000
Miscellaneous.............................................    10,976
                                                            --------
          Total...........................................  $485,500
                                                            ========


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     DELAWARE GENERAL CORPORATION LAW ("DGCL")

     Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

     Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      -- for any breach of the director's duty of loyalty to us or our stockholders,

      -- for acts or occasions not in good faith or which involve intentional misconduct or a knowing violation of law,

      -- in respect of certain unlawful dividend payments or stock purchases or redemptions; or

      -- for any transaction from which the director derived an improper personal benefit.

     If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors, in addition to the limitation on personal liability provided in our certificate of incorporation, will be limited to the fullest extent permitted by the DGCL. Further, such provision of our certificate of incorporation is repealed or modified by your stockholders, such repeal or modification will be prospective only, and will not adversely affect any limitation on the personal liability of our directors arising from an act or omission occurring prior to the time of such repeal or modification.

AMENDED AND RESTATED BYLAWS

     Our bylaws provide that we shall indemnify and hold harmless our directors threatened to be or made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was our director, whether the basis of such a proceeding is alleged action in such person's official capacity or in another capacity while holding such office, to the fullest extent authorized by the DGCL or any other applicable law, against all expense, liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, so long as a majority of a quorum of disinterested directors, the stockholders or legal counsel through a written opinion determines that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and in the case of a criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. Such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators. Our bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons, including the prepayment of any such benefit.

     INDEMNIFICATION AGREEMENTS

     We have also entered into Indemnification Agreements in which we have agreed to indemnify some of our directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such directors and officers will be indemnified to the fullest extent now or hereafter permitted by the DGCL. The Indemnification Agreements also permit us to advance certain expenses to such directors and officers in connection with any such suit or proceeding.

     INSURANCE

     We have obtained a directors' and officers' liability insurance policy insuring our directors and officers against certain losses resulting from wrongful acts committed by them as our directors and officers, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

     (1) Exhibits


        EXHIBIT
         NUMBER          EXHIBIT DESCRIPTION
        -------          -------------------
          1.1*           -- Form of underwriting agreement.
          4.1(1)         -- Form of Certificate evidencing Common Stock
          5.1*           -- Form of opinion of Winstead Sechrest & Minick P.C.
                            regarding legality of the securities offered
         23.1*           -- Consent of Grant Thornton LLP
         23.2*           -- Consent of Winstead Sechrest & Minick P.C. (included in
                            Exhibit 5.1 hereto)
         24.1            -- Power of Attorney (included on signature page of this
                            registration statement)


---------------


 *  Filed herewith


(1) Incorporated herein by reference to Exhibit 4.1 to the registrant's Form S-4 filed on January 19, 1999.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c)  The undersigned registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (ii) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on May 10, 2001.


                                            RENT-A-CENTER, INC.

                                            By:    /s/ J. ERNEST TALLEY
                                              ----------------------------------
                                                       J. Ernest Talley
                                                    Chairman of the Board
                                                 and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
                /s/ J. ERNEST TALLEY                    Chairman of the Board and Chief   May 10, 2001
-----------------------------------------------------     Executive Officer (Principal
                  J. Ernest Talley                        Executive Officer)

                          *                             Director                          May 10, 2001
-----------------------------------------------------
                  Mitchell E. Fadel

                          *                             Director                          May 10, 2001
-----------------------------------------------------
                  L. Dowell Arnette

                 /s/ ROBERT D. DAVIS                    Senior Vice President--Finance,   May 10, 2001
-----------------------------------------------------     Treasurer and Chief Financial
                   Robert D. Davis                        Officer (Principal Financial
                                                          and Accounting Officer)

                          *                             Director                          May 10, 2001
-----------------------------------------------------
                  Laurence M. Berg

                          *                             Director                          May 10, 2001
-----------------------------------------------------
                   Peter P. Copses

                                                        Director
-----------------------------------------------------
                    J.V. Lentell

                                                        Director
-----------------------------------------------------
               Joseph V. Mariner, Jr.

                          *                             Director                          May 10, 2001
-----------------------------------------------------
                   Mark E. Speese

              *By: /s/ ROBERT D. DAVIS
  ------------------------------------------------
                  Power of Attorney

                                 EXHIBIT INDEX

     (1) Exhibits


        EXHIBIT
         NUMBER          EXHIBIT DESCRIPTION
        -------          -------------------
          1.1*           -- Form of underwriting agreement.
          4.1(1)         -- Form of Certificate evidencing Common Stock
          5.1*           -- Form of opinion of Winstead Sechrest & Minick P.C.
                            regarding legality of the securities offered
         23.1*           -- Consent of Grant Thornton LLP
         23.2*           -- Consent of Winstead Sechrest & Minick P.C. (included in
                            Exhibit 5.1 hereto)
         24.1            -- Power of Attorney (included on signature page of this
                            registration statement)


---------------


 *  Filed herewith


(1) Incorporated herein by reference to Exhibit 4.1 to the registrant's Form S-4 filed on January 19, 1999.